# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


RECEIVED
APR 12 2012
310


**Commission File No. 1-14771**

# MicroFinancial Incorporated
*(Exact name of Registrant as Specified in its Charter)*

| | |
|---|---|
| **Massachusetts** | **04-2962824** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No*[redacted] |
| **16 New England Executive Park, Suite 200, Burlington, MA** | **01803** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

12026532

**Registrant's Telephone Number, Including Area Code:**
**(781) 994-4800**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Shares, $0.01 par value per share | The Nasdaq Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2011 the last day of the registrant's most recently completed second fiscal quarter, was approximately $30,718,027 computed by reference to the closing price of such stock as of such date.

As of March 16, 2012, 14,297,524 shares of the registrant's common stock were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's proxy statement to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year end of December 31, 2011, are incorporated by reference in Part III hereof.

## Table of Contents

## PART I

## ITEM 1. *BUSINESS*

### *General*

MicroFinancial Incorporated (referred to as "MicroFinancial," "we," "us" or "our") was formed as a Massachusetts corporation on January 27, 1987. We operate primarily through our wholly-owned subsidiaries, TimePayment Corp. ("TimePayment") and Leasecomm Corporation ("Leasecomm"). TimePayment is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services. Leasecomm started originating leases in January 1986 and in October 2002 suspended virtually all originations due to an interruption in financing. TimePayment commenced originating leases in July 2004. The average amount financed by TimePayment in 2011 was approximately $5,900 while Leasecomm historically financed contracts averaging approximately $1,900. We have used proprietary software in developing a sophisticated, multi-level pricing model and in automating our credit approval and collection systems, including a fully-automated Internet-based application, credit scoring and approval process.

We provide financing alternatives to a wide range of lessees ranging from start-up businesses to established enterprises. We primarily lease and rent low-priced commercial equipment, which is used by these lessees in their daily operations. We do not market our services directly to lessees. We primarily source our originations through a nationwide network of independent equipment vendors, sales organizations, brokers and other dealer-based origination networks. We fund our operations through cash provided by operating activities and borrowings under our revolving line of credit.

TimePayment finances a wide variety of products with water filtration systems representing approximately 25% of the amount financed in its portfolio as of December 31, 2011. No other single product represents more than 20% of the amount financed in its portfolio as of December 31, 2011.

We depend heavily on external financing to fund new leases and contracts. In 2007, we entered into a three-year revolving line of credit with a bank syndicate led by Sovereign Bank ("Sovereign") based on qualified TimePayment lease receivables. The total commitment under the facility was originally $30 million, and was subsequently increased to $60 million in 2008, to $85 million in 2009, and to $100 million in July 2010. Outstanding borrowings are collateralized by eligible lease contracts and a security interest in all of our other assets. Prior to the July 2010 amendment, outstanding borrowings bore interest at Prime plus 1.75% or at a London Interbank Offered Rate ("LIBOR") plus 3.75%, in each case subject to a minimum rate of 5.00%. This rate was lowered to Prime plus 1.25% or LIBOR plus 3.25% in July 2010, and to Prime plus 0.75% or LIBOR plus 2.75% in October 2011, in each case without being subject to any minimum rate. Under the terms of the facility, loans are Prime Rate Loans, unless we elect LIBOR Loans. If a LIBOR Loan is not renewed at maturity it automatically converts to a Prime Rate Loan. As a part of the October 2011 amendment, the maturity date of the facility was extended to August 2, 2014. At our option upon maturity, the unpaid principal balance may be converted to a six-month term loan.

### *Leasing, Servicing and Financing Programs*

We originate leases for products that typically have limited distribution channels and high selling costs. We facilitate sales of such products by allowing dealers to make them available to their customers for a small monthly lease payment rather than a higher initial purchase price. We primarily lease and rent low-priced commercial equipment to small merchants. We currently lease a wide variety of equipment including, but not limited to, water filtration systems, food service equipment, security equipment, point of sale (POS) cash registers, salon equipment, health care and fitness equipment and automotive equipment. In addition, in the past we have acquired service contracts and contracts in certain other financing markets, and continue to look for opportunities to invest in these types of assets. Our current portfolio also includes consumer financings which consist of service contracts from dealers that primarily provide residential security monitoring services, as well as consumer leases for a wide range of consumer products.

We originate and continue to service contracts in all 50 states and the District of Columbia. The concentration of leases in certain states as of the end of each of the past three years, as a percentage of our total portfolio, is reflected below. No other state accounted for more than five percent of such total.

| Year Ended December 31, | Florida | California | Texas | New York |
|---|---|---|---|---|
| 2009 | 13% | 12% | 8% | 7% |
| 2010 | 13% | 11% | 8% | 8% |
| 2011 | 13% | 11% | 8% | 9% |

***Terms of Equipment Leases***

Substantially all equipment leases originated or acquired by us are non-cancelable. We generally originate leases on transactions referred to us by a dealer where we buy the underlying equipment from the referring dealer upon funding the approved application. Leases are structured with limited recourse to the dealer, with risk of loss in the event of default by the lessee residing with us in most cases. We perform all the processing, billing and collection functions under our leases.

During the term of a typical lease, we receive payments sufficient, in the aggregate, to cover our borrowing cost and the cost of the underlying equipment, and to provide us with an appropriate profit. Throughout the term of the lease, we charge late fees, prepayment penalties, loss and damage waiver fees and other service fees, when applicable. Initial terms of the leases we funded in 2011 generally range from 12 to 60 months, with an average initial term of 44 months.

The terms and conditions of all of our leases are substantially similar. In most cases, the contracts require lessees to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; (iii) pay all taxes associated with the equipment; and (iv) make all scheduled contract payments regardless of the performance of the equipment. Our standard lease forms provide that in the event of a default by the lessee, we can require payment of liquidated damages and can seize and remove the equipment for sale, refinancing or other disposal at our discretion. Any additions, modifications or upgrades to the equipment, regardless of the source of payment, are automatically incorporated into, and deemed a part of, the equipment financed.

We seek to protect ourselves from credit exposure relating to dealers by entering into limited recourse agreements with our dealers, under which the dealer agrees to reimburse us for defaulted contracts under certain circumstances, primarily upon evidence of dealer errors or misrepresentations in originating a lease or contract.

***Residual Interests in Underlying Equipment***

We typically own a residual interest in the equipment covered by our leases. The value of such interest is estimated at inception of the lease based upon our estimate of the fair market value of the asset at lease maturity. At the end of the lease term, the lessee has the option to buy the equipment at the fair market value, return the equipment or continue to rent the equipment on a month-to-month basis.

***Dealers***

We provide financing to obligors under microticket leases and contracts through a nationwide network of equipment vendors, independent sales organizations and brokers (to whom we refer collectively in this report as "dealers"). We do not sign exclusive agreements with our dealers. Dealers interact directly with potential lessees and typically market not only their products and services, but also the financing arrangements offered through us. During the year ended 2011 we had over 1,000 different dealers originating leases and contracts.

During the year ended December 31, 2011 our top dealer accounted for 3.3% of the leases originated. During the year ended December 31, 2010 our top dealer accounted for 3.2% of the leases originated. During the year ended December 31, 2009 our top dealer accounted for 3.6% of the leases originated.

***Use of Technology***

Our business is operationally intensive, due in part to the small average amount financed. Accordingly, technology and automated processes are critical in keeping servicing costs to a minimum while providing quality customer service.

We have developed TimePaymentDirect, an Internet-based application processing, credit approval and dealer information tool. Using TimePaymentDirect, a dealer can input an application and obtain an almost instantaneous credit decision automatically over the Internet, all without any contact with our employees. We also offer Instalease®, a program that allows a dealer to submit applications to us by telephone, telecopy or e-mail, receive approval, and complete a sale from a lessee's location. By assisting the dealers in providing timely, convenient and competitive financing for their equipment contracts and offering dealers a variety of value-added services, we simultaneously promote equipment contract sales and the utilization of TimePayment as the preferred finance provider, thus differentiating us from our competitors.

We have used our proprietary software to develop a multidimensional credit-scoring model which generates pricing of our leases and contracts commensurate with the risk assumed. This software does not produce a binary "yes or no" decision, but rather, for a "yes" decision, determines the price at which the lease or contract might be profitably underwritten. We use this credit scoring model in most, but not all, of our credit decisions.

***Underwriting***

The nature of our business requires that the underwriting process perform two levels of review: the first focused on the ultimate end-user of the equipment or service and the second focused on the dealer. The approval process begins with the submission by telephone, facsimile or electronic transmission of a credit application by the dealer. Upon submission, we either manually or through TimePaymentDirect conduct our own independent credit investigation of the lessee using our proprietary database. In order to facilitate this process we will use recognized commercial credit reporting agencies such as Dun & Bradstreet, Paynet and Experian. Our software evaluates this information on a two-dimensional scale, examining both credit depth (how much information exists on an applicant) and credit quality (credit performance, including past payment history). We use this information to underwrite a broad range of credit risks and provide financing in situations where our competitors may be unwilling to provide such financing. The credit-scoring model is complex and automatically adjusts for different transactions. In situations where the amount financed is over $10,000 we may go beyond our own database and recognized commercial credit reporting agencies to obtain information from less readily available sources such as banks. In certain instances, we will require the lessee to provide verification of employment and salary.

The second aspect of the credit decision involves an assessment of the originating dealer. Dealers undergo both an initial screening process and ongoing evaluation, including an examination of dealer portfolio credit quality and performance, lessee complaints, cases of fraud or misrepresentation, aging studies, application activity and conversion rates for applications. This ongoing assessment enables us to manage our dealer relationships, and in some instances, may result in ending our relationships with poorly performing dealers.

Upon credit approval, we require receipt of a signed lease on our standard or other pre-approved lease form. After the equipment is shipped and installed, the dealer invoices us and we verify that the lessee has received and accepted the equipment. Upon the completion of a satisfactory verification with the lessee, the lease is forwarded to our funding and documentation department for payment to the dealer and the establishment of the accounting and billing procedures for the transaction.

***Service Contracts***

In the past we have also from time to time acquired service contracts, under which a homeowner purchases a security system and simultaneously signs a contract with the dealer for the monitoring of that system for a monthly fee. Upon approval of the monitoring application and verification with the homeowner that the system is installed, we would purchase the right to the payment stream under the monitoring contract from the dealer at a negotiated multiple of the monthly payments. We have not purchased any new security service contracts since

2004, although we do originate security equipment leases that include monitoring provided by a third party. Our service contract portfolio represents a less significant portion of our revenue stream over time.

***Bulk and Portfolio Acquisitions***

In addition to originating leases through our dealer relationships, from time to time we have also purchased lease portfolios from dealers or other sources. While certain of these leases may not have met our underwriting standards at inception, we will purchase the leases once the lessee demonstrates a satisfactory payment history. We prefer to acquire these smaller lease portfolios in situations where the seller will continue to act as a dealer following the acquisition. We did not purchase any material portfolios in 2011, 2010 or 2009.

***Servicing and Collections***

We perform all the servicing functions on our leases and contracts through our automated servicing and collection system. Servicing responsibilities generally include billing, processing payments, remitting payments to dealers, paying taxes and insurance and performing collection and liquidation functions.

Our automated lease administration system handles application tracking, invoicing, payment processing, automated collection queuing, portfolio evaluation and report writing. The system is linked with our bank accounts for payment processing and also provides for direct withdrawal of lease and contract payments from a lessee's bank account. We monitor delinquent accounts using our automated collection process. We use several computerized processes in our customer service and collection efforts, including the generation of daily priority call lists and scrolling for daily delinquent account servicing, generation and mailing of delinquency letters, and routing of incoming customer service calls to appropriate employees with instant computerized access to account details. Our collection efforts include sending collection letters, making collection calls, reporting delinquent accounts to credit reporting agencies, and litigating delinquent accounts when necessary to obtain and enforce judgments.

***Competition***

The microticket leasing and financing industry is highly competitive. We compete for customers with a number of national, regional and local banks and finance companies. Our competitors also include equipment manufacturers that lease or finance the sale of their own products. While the market for microticket financing has traditionally been fragmented, we could also be faced with competition from small or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the microticket financing market. Our competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than us, including a lower cost of funds and access to capital markets and other funding sources which may be unavailable to us.

***Employees***

As of December 31, 2011, we had 135 full-time employees, of whom 50 were engaged in sales and underwriting activities and dealer service, 56 were engaged in servicing and collection activities, and 29 were engaged in general administrative activities. We believe that our relationship with our employees is good. None of our employees are members of a collective bargaining unit in connection with their employment with us.

***Executive Officers***

| Name and Age of Executive Officers | Title |
|---|---|
| Richard F. Latour, 58 | Director, President, Chief Executive Officer, Treasurer, Clerk and Secretary |
| James R. Jackson, Jr., 50 | Vice President and Chief Financial Officer |
| Steven J. LaCreta, 52 | Vice President, Lessee Relations and Legal |
| Stephen J. Constantino, 46 | Vice President, Human Resources |
| Vartan Hagopian, 54 | Vice President, Sales |

*Backgrounds of Executive Officers*

Richard F. Latour has served as our President, Chief Executive Officer, Treasurer, Clerk and Secretary since October 2002 and as President, Chief Operating Officer, Treasurer, Clerk and Secretary, as well as a director of the Corporation, since February 2002. From 1995 to January 2002, he served as Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer, Clerk and Secretary. From 1986 to 1995 Mr. Latour served as Vice President of Finance and Chief Financial Officer. Prior to joining us, Mr. Latour was Vice President of Finance with Trak Incorporated, an international manufacturer and distributor of consumer goods, where he was responsible for all financial and operational functions. Mr. Latour earned a B.S. in accounting from Bentley College in Waltham, Massachusetts.

James R. Jackson Jr. has served as our Vice President and Chief Financial Officer since April 2002. Prior to joining us, from 1999 to 2001, Mr. Jackson was Vice President of Finance for Deutsche Financial Services Technology Leasing Group. From 1992 to 1999, Mr. Jackson held positions as Manager of Pricing and Structured Finance and Manager of Business Planning with AT&T Capital Corporation.

Steven J. LaCreta has served as our Vice President, Lessee Relations and Legal since May 2005. From May 2000 to May 2005, Mr. LaCreta served as Vice President, Lessee Relations. From November 1996 to May 2000, Mr. LaCreta served as our Director of Lessee Relations. Prior to joining us, Mr. LaCreta was a Leasing Collection Manager with Bayer Corporation.

Stephen J. Constantino has served as our Vice President, Human Resources since May 2000. From 1994 to May 2000, Mr. Constantino served as our Director of Human Resources. From 1992 to 1994, Mr. Constantino served as our Controller. From 1991 to 1992, Mr. Constantino served as our Accounting Manager.

Vartan Hagopian was appointed as our Vice President of Sales in December 2011. Prior to joining us, from 1998 to 2007, Mr. Hagopian served in senior sales leadership roles at Monster Worldwide, Inc. After Monster, Mr. Hagopian served in senior sales leadership roles at Yodle, Inc. from 2007 to 2008, Health Diagnostics, LLC from 2008 to 2009 and established a sales strategy consulting practice for startup companies from 2009 to 2011.

***Availability of Information***

We maintain an Internet website at http://www.microfinancial.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as Section 16 reports on Form 3, 4, or 5, are available free of charge on this site as soon as is reasonably practicable after they are filed or furnished with the Securities and Exchange Commission ("SEC"). Our Guidelines on Corporate Governance, our Code of Business Conduct and Ethics and the charters for the Audit Committee, Nominating and Corporate Governance Committee, Compensation and Benefits Committee, Credit Policy Committee and Strategic Planning Committee of our Board of Directors are also available on our Internet site. The Guidelines, Code of Ethics and charters are also available in print to any shareholder upon request. Requests for such documents should be directed to Richard F. Latour, Chief Executive Officer, at 16 New England Executive Park Suite 200, Burlington, MA 01803. Our Internet site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K. Our filings with the SEC are also available on the SEC's website at http://www.sec.gov.

## ITEM 1A. *RISK FACTORS*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

*We depend on external financing to fund leases and contracts, and adequate financing may not be available to us in amounts that are sufficient, together with our cash flow, to originate new leases.*

Our lease and finance business is capital intensive and requires access to substantial short-term and long-term credit to fund leases and contracts. We will continue to require significant additional capital to maintain and expand our funding of leases and contracts, as well as to fund any future acquisitions of leasing companies or portfolios. Our uses of cash include the origination and acquisition of leases and contracts, payment of interest and principal on borrowings, payment of selling, general and administrative expenses, income taxes, capital expenditures and dividends.

Since August 2007, we have had a revolving line of credit with a bank syndicate led by Sovereign Bank ("Sovereign") based on qualified TimePayment lease receivables. The total commitment under the facility is currently $100 million and the maturity date is August 2, 2014. Outstanding borrowings are collateralized by eligible lease contracts and a security interest in all of our other assets.

Our ability to draw down amounts under our credit facility is potentially restricted by a borrowing base calculated with respect to our eligible receivables, and our revolving line of credit has financial covenants that we must comply with to obtain funding and avoid an event of default. Our credit facility contains certain provisions which limit our ability to incur indebtedness from other sources. Any credit facility we enter into upon renewal or replacement of our existing credit facility may have similar or additional financial covenants or restrictions. Any default or other interruption of our external funding could have a material negative effect on our ability to fund new leases and contracts, and could, as a consequence, have an adverse effect on our financial results.

*A protracted economic downturn may cause an increase in defaults under our leases and lower demand for the commercial equipment we lease.*

A protracted economic downturn similar to the one the United States and other nations have experienced in recent years could result in a decline in the demand for some of the types of equipment or services we finance, which could lead to a decline in originations. A protracted economic downturn may slow the development and continued operation of small commercial businesses, which are the primary market for the commercial equipment leased by us. Such a downturn could also adversely affect our ability to obtain capital to fund lease and contract originations or acquisitions, or to complete securitizations. In addition, a protracted downturn could result in an increase in delinquencies and defaults by our lessees and other obligors, which could have an adverse effect on our cash flow and earnings, as well as on our ability to securitize leases. These factors could have a material adverse effect on our business, financial condition and results of operations.

Additionally, as of December 31, 2011, 2010 and 2009 leases in the states of Florida, California, Texas and New York collectively accounted for approximately 41% of our portfolio. Economic conditions in these states may affect the level of collections from, as well as delinquencies and defaults by, these obligors and may thus have a disproportionate effect on our operations compared to economic conditions in other states or regions.

*We experience a significant rate of default under our leases, and a higher than expected default rate would have an adverse effect on our cash flow and earnings.*

Even in times of general economic growth, the credit characteristics of our lessee base correspond to a high incidence of delinquencies, which in turn may lead to significant levels of defaults. The credit profile of our lessees heightens the importance of both pricing our leases and contracts for the risk assumed, as well as maintaining an adequate allowance for losses. Our lessees, moreover, have been affected by the current economic downturn like almost all small businesses. Significant defaults by lessees in excess of those we anticipate in setting our prices and allowance levels may adversely affect our cash flow and earnings. Reduced cash flow and earnings could limit our ability to repay debt and obtain financing, which could have a material adverse effect on our business, financial condition and results of operations.

In addition to our usual practice of originating leases through our dealer relationships, from time to time we have purchased lease portfolios from dealers. While certain of these leases at inception would not have met our underwriting standards, we will purchase leases once the lessee demonstrates a payment history. We prefer to acquire these smaller lease portfolios in situations where the company selling the portfolio will continue to act as a dealer following the acquisition. Despite the demonstrated payment history, such leases may experience a higher rate of default than leases that meet our origination standards.

*Our allowance for credit losses may prove to be inadequate to cover future credit losses.*

We maintain an allowance for credit losses on our investments in leases, service contracts and rental contracts at an amount we believe is sufficient to provide adequate protection against losses in our portfolio. We cannot be sure that our allowance for credit losses will be adequate over time to cover losses caused by adverse economic factors, or unfavorable events affecting specific leases, industries or geographic areas. Losses in excess of our allowance for credit losses may have a material adverse effect on our business, financial condition and results of operations.

*We are vulnerable to changes in the demand for the types of equipment we lease or price reductions in such equipment.*

Our portfolio is comprised of a wide variety of equipment including water filtration systems, advertising and display equipment, ATM machines, automotive repair equipment, copiers, security equipment, phone systems, restaurant equipment and card based payment authorization systems. As of December 31, 2011, water filtration systems represented approximately 25% of the amount financed by TimePayment. Reduced demand for financing of the types of equipment we lease could adversely affect our lease origination volume, which in turn could have a material adverse effect on our business, financial condition and results of operations. Technological advances may lead to a decrease in the price of these types of systems or equipment and a consequent decline in the need for financing of such equipment. These changes could reduce the need for outside financing sources that would reduce our lease financing opportunities and origination volume in such products. These types of equipment are often leased by small commercial businesses which may be particularly susceptible to the current economic downturn, which may also affect demand for these products.

In the event that demand for financing the types of equipment that we lease declines, we will need to expand our efforts to provide lease financing for other products. There can be no assurance, however, that we will be able to do so successfully. Because many dealers specialize in particular products, we may not be able to capitalize on our current dealer relationships in the event we shift our business focus to originating leases of other products. Our failure to successfully enter into new relationships with dealers of other products or to extend existing relationships with such dealers in the event of reduced demand for financing of the systems and equipment we currently lease would have a material adverse effect on us.

*We may face adverse consequences of litigation, including consequences of using litigation as part of our collection policy.*

Our use of litigation as a means of collection of unpaid receivables exposes us to counterclaims on our suits for collection, to class action lawsuits and to negative publicity surrounding our leasing and collection policies. We have been a defendant in attempted class action suits as well as counterclaims filed by individual obligors in attempts to dispute the enforceability of the lease or contract. This type of litigation may be time consuming and expensive to defend, even if not meritorious, may result in the diversion of management's time and attention, and may subject us to significant liability for damages or result in invalidation of our proprietary rights. We believe our collection policies and use of litigation comply fully with all applicable laws. Because of our persistent enforcement of our leases and contracts through the use of litigation, we may have created ill will toward us on the part of certain lessees and other obligors who were defendants in such lawsuits. Our litigation strategy has also generated adverse publicity in certain circumstances. Adverse publicity could negatively impact public perception of our business and may materially impact the price of our common stock. In addition to legal proceedings that may arise out of our collection activities, we may face other litigation arising in the ordinary course of business. Any of these factors could adversely affect our business, financial condition and results of operations.

*Increased interest rates may make our leases or contracts less profitable.*

Since we generally fund our leases and contracts through our credit facilities or from working capital, our operating margins could be adversely affected by an increase in interest rates. For example, borrowings under our amended credit facility currently bear interest either at Prime plus 0.75% or at LIBOR plus 2.75%. The implicit yield on all of our leases and contracts is fixed due to the leases and contracts having scheduled payments that are fixed at the time of origination. When we originate or acquire leases or contracts, we base our pricing in part on the "spread" we expect to achieve between the implicit yield on each lease or contract and the effective interest cost we expect to pay when we finance such leases and contracts. Increases in interest rates during the term of each lease or contract could narrow or eliminate the spread, or result in a negative spread, to the extent such lease or contract was financed with variable-rate funding. We may undertake to hedge against the risk of interest rate increases, based on the size and interest rate profile of our portfolio. Such hedging activities, however, would limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. In addition, our hedging activities may not protect us from interest rate-related risks in all interest rate environments. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. We do not currently have any hedging arrangements with respect to interest rate changes.

*We may not be able to realize our entire investment in the residual interests in the equipment covered by our leases.*

At the inception of a lease we record a residual value for the lease equipment as an asset based upon an estimate of the fair market value of the equipment at lease maturity. There can be no assurance that our estimated residual values will be realized due to technological or economic obsolescence, unusual wear or tear on the equipment, or other factors. Failures to realize the recorded residual values may have a material adverse effect on our business, financial condition and results of operations.

*We face intense competition, which could cause us to lower our lease rates, hurt our origination volume and strategic position and adversely affect our financial results.*

The microticket leasing and financing industry is highly competitive. We compete for customers with a number of national, regional and local banks and finance companies. Our competitors also include equipment manufacturers that lease or finance the sale of their own products. While the market for microticket financing has traditionally been fragmented, we could also be faced with competition from small or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the microticket financing market. Our competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than us, including lower cost of funds and access to capital markets and other funding sources which may be unavailable to us. If a competitor were to lower its lease rates, we could be forced to follow suit or be unable to regain origination volume, either of which would have a material adverse effect on our business, financial condition and results of operations. In addition, competitors may seek to replicate the automated processes used by us to monitor dealer performance, evaluate lessee credit information, appropriately apply risk-adjusted pricing, and efficiently service a nationwide portfolio. The development of computer software similar to that developed by us may jeopardize our strategic position and allow our competitors to operate more efficiently than we do.

*Recently proposed accounting changes may negatively impact the demand for equipment leases.*

On August 17, 2010, the International Accounting Standards Board (IASB) and Financial Accounting Standards Board (FASB) released a joint exposure draft that would dramatically change lease accounting for both lessees and lessors by requiring balance sheet recognition of all leases. These proposed changes could impact the demand for equipment leases by lessees who view it as a less attractive form of financing. If these accounting changes are adopted in a form that makes equipment leasing less attractive to small business owners the reduced demand for equipment leases could have an adverse effect on our results of operations and financial condition.

*Government regulation could restrict our business.*

Our leasing business is not currently subject to extensive federal or state regulation. While we are not aware of any proposed legislation, the enactment of, or a change in the interpretation of, certain federal or state laws affecting our ability to price, originate or collect on receivables (such as the application of usury laws to our leases and contracts) could negatively affect the collection of income on our leases and contracts, as well as the collection of fee income. Any such legislation or change in interpretation, particularly in Massachusetts, whose laws govern the majority of our leases and contracts, could have a material adverse effect on our ability to originate leases and contracts at current levels of profitability, which in turn could have a material adverse effect on our business, financial condition or results of operations. Changes to the bankruptcy laws that would make it easier for lessees to file for bankruptcy could increase delinquency and defaults on the existing portfolio.

*We may face risks in acquiring other portfolios and companies, including risks relating to how we finance any such acquisition or how we are able to assimilate any portfolios or operations we acquire.*

In addition to organic growth a portion of our growth strategy may involve acquisitions of leasing companies or portfolios from time to time. Our inability to identify suitable acquisition candidates or portfolios, or to complete acquisitions on favorable terms, could limit our ability to grow our business. Any major acquisition would require a significant portion of our resources. The timing, size and success, if at all, of our acquisition efforts and any associated capital commitments cannot be readily predicted. We may finance future acquisitions by using shares of our common stock, cash or a combination of the two. Any acquisition we make using common stock would result in dilution to existing stockholders. If the common stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept common stock as part or all of the consideration for the sale of their businesses, we may be required to utilize more of our cash resources, if available, or to incur additional indebtedness in order to initiate and complete acquisitions. Additional debt, or intangible assets incurred as a result of any such acquisition, could have a material adverse effect on our business, financial condition or results of operations. In addition, our credit facilities contain covenants that place significant restrictions on our ability to acquire all or substantially all of the assets or securities of another company, including a limit on the aggregate dollar amount of such acquisitions of $10 million over the term of the facility. These provisions could prevent us from making an acquisition we may otherwise see as attractive, whether by using shares of our common stock as consideration or by using cash.

We also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations, and the potential loss of key employees of such acquired companies. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

*If we were to lose key personnel, our operating results may suffer or it may cause a default under our debt facilities.*

Our success depends to a large extent upon the abilities and continued efforts of Richard Latour, President and Chief Executive Officer and James R. Jackson, Jr., Vice President and Chief Financial Officer, and our other senior management. We have entered into employment agreements with Mr. Latour and Mr. Jackson, as well as other members of our senior management. The loss of the services of one or more of the key members of our senior management before we are able to attract and retain qualified replacement personnel could have a material adverse effect on our financial condition and results of operations. In addition, under our Sovereign credit facility, an event of default would arise if Mr. Latour or Mr. Jackson were to leave their positions as our Chief Executive Officer or Chief Financial Officer, respectively, unless a suitable replacement were appointed within 90 days. Our failure to comply with these provisions could have a material adverse effect on our business, financial condition or results of operations.

*Certain provisions of our articles and bylaws may have the effect of discouraging a change in control or acquisition of the company.*

Our restated articles of organization and restated bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a stockholder might consider favorable, including: (i) provisions authorizing the issuance of "blank check" preferred stock; (ii) providing for a Board of Directors with staggered terms; (iii) requiring super-majority or class voting to effect certain amendments to the articles and bylaws and to approve certain business combinations; (iv) limiting the persons who may call special stockholders' meetings and; (v) establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, certain provisions of Massachusetts law to which we are subject may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal.

*Our stock price may be volatile, which could limit our access to the equity markets and could cause you to incur losses on your investment.*

If our revenues do not grow or grow more slowly than we anticipate, or if operating expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, the market price of our common stock has been in the past and could in the future be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of specific securities. In addition, the trading price of the common stock may be influenced by a number of factors, including the liquidity of the market for the common stock, investor perceptions of us and the equipment financing industry in general, variations in our quarterly operating results, interest rate fluctuations and general economic and other conditions. Also, the volatility of the stock market could adversely affect the market price of our common stock and our ability to raise funds in the public markets.

*There is no assurance that we will continue to pay dividends on our common stock in the future.*

During 2011 we declared dividends of $0.21 per share. During 2010 we declared dividends of $0.20 per share. During 2009, we declared dividends of $0.15 per share. Future dividend payments are subject to ongoing review and evaluation by our Board of Directors. The decision as to the amount and timing of future dividends we may pay, if any, will be made in light of our financial condition, capital requirements and growth plans, as well as our external financing arrangements and any other factors our Board of Directors may deem relevant. We can give no assurance as to the amount and timing of the payment of future dividends.

*Our business operations could be disrupted if our information technology systems fail to perform adequately.*

Given the number of transactions we process each year our business is heavily dependent on our information technology systems. We rely on our information systems to effectively manage our business data, perform underwriting functions, perform billing cycles, process cash collections, perform tax compliance functions, and other vital business processes. Our information technology systems may be vulnerable to interruptions or damage from circumstances beyond our control including computer viruses, security breaches, natural disasters, and errors from our employees. If we encounter damage to our systems, a security breach of our systems or difficulty maintaining or upgrading current systems, our business operations could be disrupted and it could have a material adverse effect on our business.

## ITEM 2. *PROPERTIES*

At December 31, 2011, our corporate headquarters and operations center occupied approximately 24,000 square feet of office space at New England Executive Park in Burlington, Massachusetts 01803. The lease for this space expires on July 31, 2017.

On March 25, 2011 we entered into an office lease agreement for approximately 2,300 square feet of office space located at 2801 Townsgate Road, Thousand Oaks, CA 91361. This lease expires in 2014.

## ITEM 3. *LEGAL PROCEEDINGS*

We are involved from time to time in litigation incidental to the conduct of our business. Although we do not expect that the outcome of any of these matters, individually or collectively, will have a material adverse effect on our financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect our operating results or cash flows in a particular period. We routinely assess all of our litigation and threatened litigation as to the probability of ultimately incurring a liability, and record our best estimate of the ultimate loss in situations where we assess the likelihood of loss as probable.

## ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

**Market Information**

Our common stock, par value $0.01 per share is currently listed on the Nasdaq Global Market under the symbol "MFI." The following chart shows the high and low sales price of our common stock in each quarter over the past two fiscal years.

| | 2011 | | | | 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Stock Price | | | | | | | | |
| High | $5.00 | $5.98 | $6.42 | $6.23 | $4.14 | $4.20 | $4.01 | $4.74 |
| Low | $3.87 | $4.35 | $5.00 | $4.94 | $2.95 | $3.32 | $3.31 | $3.75 |

**Holders**

We believe there were approximately 800 stockholders of MicroFinancial, Inc. as of March 15, 2012, including beneficial owners who hold through a broker or other nominee.

**Dividends**

During 2009 we declared dividends of $0.05 per share payable to shareholders of record on each of April 30, 2009, July 30, 2009 and October 30, 2009.

During 2010 we declared dividends of $0.05 per share payable to shareholders of record on each of February 1, 2010, May 3, 2010, July 29, 2010 and November 1, 2010.

During 2011 we declared dividends of $0.05 per share payable to shareholders of record on each of February 1, 2011, May 2, 2011 and August 1, 2011 and of $0.06 per share payable to shareholders of record on November 4, 2011.

On January 31, 2012 we declared a dividend of $0.06 per share payable on February 15, 2012 to shareholders of record of our stock as of February 10, 2012.

Future dividend payments are subject to ongoing review and evaluation by our Board of Directors. The decision as to the amount and timing of future dividends, if any, will be made in light of our financial condition, capital requirements and growth plans, as well as our external financing arrangements and any other factors our Board of Directors may deem relevant. We can give no assurance as to the amount and timing of future dividends.

Our credit facility also restricts the amount of cash that TimePayment can dividend up to MicroFinancial during any year, to 50% of consolidated net income for the immediately preceding year.

**Repurchases**

On August 10, 2010, our Board of Directors approved a common stock repurchase program under which we are authorized to purchase up to 250,000 of our outstanding shares from time to time. The repurchases may take place in either the open market or through block trades. The repurchase program will be funded by our working capital and may be suspended or discontinued at anytime.

We did not repurchase any shares of our common stock under our stock buyback program during the fourth quarter of our fiscal year ended December 31, 2011.

**Performance Graph**

The following graph compares our cumulative total stockholder return since December 31, 2006 with the S&P 400 Mid-Cap Financials Index, the S&P Small Cap 600 Financials Index and the NASDAQ Composite. Cumulative total stockholder return shown in the performance graph is measured assuming an initial investment of $100 on December 31, 2006 and the reinvestment of dividends. The historic stock price performance information shown in this graph may not be indicative of current stock price levels or future stock price performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2006
2007
2008
2009
2010
2011
MicroFinancial Inc.
S&P 400 Financials Index
S&P 600 Financials Index
NASDAQ Composite-Total Returns


The information under the caption "Performance Graph" above is not deemed to be "filed" as part of this Annual Report, and is not subject to the liability provisions of Section 18 of the Securities Exchange Act of 1934. Such information will not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 unless we explicitly incorporate it into such a filing at the time.

## ITEM 6. *SELECTED FINANCIAL DATA*

The following tables set forth selected consolidated financial and operating data for the periods and at the dates indicated. The selected consolidated financial data were derived from our financial statements and accounting records. The data presented below should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (Amounts in thousands, except share and per share data) | | | | |
| Income Statement Data: | | | | | |
| Revenues: | | | | | |
| Income on financing leases | $ 37,032 | $ 34,398 | $ 29,415 | $ 23,095 | $ 12,302 |
| Rental income | 8,574 | 7,773 | 8,584 | 9,829 | 13,612 |
| Income on service contracts | 398 | 512 | 676 | 925 | 1,271 |
| Other income (1) | 8,669 | 8,246 | 7,490 | 5,676 | 4,486 |
| Total revenues | 54,673 | 50,929 | 46,165 | 39,525 | 31,671 |
| Expenses: | | | | | |
| Selling, general and administrative | 15,873 | 13,839 | 13,371 | 13,060 | 12,824 |
| Provision for credit losses | 18,250 | 23,148 | 22,039 | 15,313 | 7,855 |
| Depreciation and amortization | 3,270 | 2,212 | 1,628 | 976 | 1,344 |
| Interest | 2,661 | 3,150 | 2,769 | 1,020 | 143 |
| Total expenses | 40,054 | 42,349 | 39,807 | 30,369 | 22,166 |
| Income (loss) before provision (benefit) for income taxes | 14,619 | 8,580 | 6,358 | 9,156 | 9,505 |
| Provision (benefit) for income taxes | 5,628 | 3,284 | 2,231 | 3,206 | 3,303 |
| Net income (loss) | $ 8,991 | $ 5,296 | $ 4,127 | $ 5,950 | $ 6,202 |
| Net income (loss) per common share: | | | | | |
| Basic | $ 0.63 | $ 0.37 | $ 0.29 | $ 0.42 | $ 0.45 |
| Diluted | $ 0.62 | 0.37 | 0.29 | 0.42 | 0.44 |
| Weighted-average shares: | | | | | |
| Basic | 14,247,413 | 14,240,308 | 14,147,436 | 14,002,045 | 13,922,974 |
| Diluted | 14,525,566 | 14,466,266 | 14,261,644 | 14,204,105 | 14,149,634 |
| Dividends declared per common share | $ 0.21 | $ 0.20 | $ 0.15 | $ 0.20 | $ 0.20 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | | | |
| Balance Sheet Data: | | | | | |
| Cash and cash equivalents | $ 2,452 | $ 1,528 | $ 391 | $ 5,047 | $ 7,080 |
| Restricted cash | 382 | 753 | 834 | 528 | 561 |
| Gross investment in leases (2) | 223,786 | 212,899 | 194,629 | 158,138 | 102,128 |
| Unearned income | (59,946) | (59,245) | (55,821) | (49,384) | (35,369) |
| Allowance for credit losses | (13,180) | (13,132) | (13,856) | (11,722) | (5,722) |
| Investment in service contracts, net | — | — | — | 32 | 203 |
| Investment in rental contracts, net | 898 | 461 | 379 | 240 | 106 |
| Total assets | 155,342 | 143,605 | 127,097 | 104,850 | 70,982 |
| Revolving line of credit | 62,740 | 62,650 | 51,906 | 33,325 | 6,531 |
| Total liabilities | 79,619 | 74,118 | 60,332 | 40,512 | 10,154 |
| Total stockholders' equity | 75,723 | 69,487 | 66,765 | 64,338 | 60,828 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (Dollars in thousands, except statistical data) | | | | |
| Other Data: | | | | | |
| Operating Data: | | | | | |
| Value of leases originated (3) | $114,435 | $116,052 | $113,987 | $104,698 | $ 83,698 |
| Dealer funding (4) | 77,684 | 77,794 | 76,306 | 68,007 | 54,035 |
| Average yield on leases (5) | 27.4% | 27.8% | 27.7% | 28.5% | 29.0% |
| Cash Flows From (Used In): | | | | | |
| Operating activities | $ 83,468 | $ 73,714 | $ 57,897 | $ 43,310 | $ 30,440 |
| Investing activities | (79,635) | (79,635) | (77,969) | (69,523) | (55,203) |
| Financing activities | (2,909) | 7,058 | 15,416 | 24,180 | 3,106 |
| Net change in cash and cash equivalents | $ 924 | $ 1,137 | $ (4,656) | $ (2,033) | $(21,657) |
| Selected Ratios: | | | | | |
| Return on average assets | 6.02% | 3.91% | 3.56% | 6.77% | 9.49% |
| Return on average stockholders' equity | 12.38 | 7.77 | 6.30 | 9.51 | 10.60 |
| Operating margin (6) | 60.12 | 62.30 | 61.51 | 61.91 | 54.81 |
| Credit Quality Statistics: | | | | | |
| Net charge-offs | $ 18,202 | $ 23,872 | $ 19,906 | $ 9,313 | $ 7,356 |
| Net charge-offs as a percentage of average gross investment (7) | 8.34% | 11.72% | 11.28% | 7.15% | 9.99% |
| Provision for credit losses as a percentage of average gross investment (7) | 8.36 | 11.36 | 12.49 | 11.76 | 10.67 |
| Allowance for credit losses as a percentage of gross investment (8) | 5.89 | 6.17 | 7.12 | 7.41 | 5.59 |

(1) Includes loss and damage waiver fees, service fees, interest income, and miscellaneous revenue.

(2) Consists of receivables due in installments and estimated residual value.

(3) Represents the amount paid to dealers upon funding of leases plus the associated unearned income.

(4) Represents the net amount paid to dealers upon funding of leases and contracts.

(5) Represents the aggregate of the implied interest rate on each lease originated during the period weighted by the amount funded.

(6) Represents income before provision (benefit) for income taxes and provision for credit losses as a percentage of total revenues.

(7) Represents a percentage of average gross investment in leases and net investment in service contracts.

(8) Represents allowance for credit losses as a percentage of gross investment in leases and net investment in service contracts.

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)*

The following discussion includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When used in this discussion, the words "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue," "plan" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, those associated with:

- the demand for the equipment types we finance;
- our significant capital requirements;
- our ability or inability to obtain the financing we need, or to use internally generated funds, in order to continue originating contracts;
- the risks of defaults on our leases;
- our provision for credit losses;
- our residual interests in underlying equipment;
- possible adverse consequences associated with our collection policy;
- the effect of higher interest rates on our portfolio;
- increasing competition;
- increased governmental regulation of the rates and methods we use in financing and collecting on our leases and contracts;
- acquiring other portfolios or companies;
- dependence on key personnel;
- changes to accounting standards for equipment leases;
- adverse results in litigation and regulatory matters, or promulgation of new or enhanced legislation or regulations;
- general economic and business conditions; and
- information technology systems disruptions.

The risk factors above and those under "Risk Factors" beginning on page 7, as well as any other cautionary language included herein, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Many of these factors are significantly beyond our control. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire.

### *Overview*

We are a specialized commercial finance company that provides "microticket" equipment leasing and other financing services. In June 2004 we established a new wholly-owned operating subsidiary, TimePayment Corp. The average amount financed by TimePayment during 2011 was approximately $5,900 while Leasecomm historically financed contracts averaging approximately $1,900. Our portfolio consists of water filtration systems, security equipment, automotive repair equipment, restaurant equipment and other business equipment leased to commercial enterprises.

We derive the majority of our revenues from leases originated and held by us, payments on service contracts, rental contracts and fee income. Historically, we have funded the majority of our leases and contracts through our revolving-credit loans, term loans, cash from operations and on-balance sheet securitizations, and to a lesser extent our subordinated debt programs.

On August 2, 2007, we entered into a three-year revolving line of credit with a bank syndicate led by Sovereign Bank ("Sovereign") based on qualified TimePayment lease receivables. The total commitment under the facility was originally $30 million, and was subsequently increased to $60 million in July 2008, to $85 million in February 2009, and most recently to $100 million in July 2010. Outstanding borrowings are collateralized by eligible lease contracts and a security interest in all of our other assets. Prior to the July 2010 amendment, outstanding borrowings bore interest at Prime plus 1.75% or at a London Interbank Offered Rate ("LIBOR") plus 3.75%, in each case subject to a minimum rate of 5.00%. This rate was lowered to Prime plus 1.25% or LIBOR plus 3.25% in July 2010 and to Prime plus 0.75% or LIBOR plus 2.75% in October 2011, in each case without being subject to any minimum rate. Under the terms of the facility, loans are Prime Rate Loans, unless we elect LIBOR Loans. If a LIBOR Loan is not renewed at maturity it automatically converts to a Prime Rate Loan. As a part of the October 2011 amendment, the maturity date of the facility was extended to August 2, 2014. At our option upon maturity, the unpaid principal balance may be converted to a six-month term loan.

In a typical lease transaction, we originate a lease through our nationwide network of equipment vendors, independent sales organizations and brokers. Upon our approval of a lease application and verification that the lessee has received the equipment and signed the lease, we pay the dealer for the cost of the equipment, plus the dealer's profit margin.

Substantially all leases originated or acquired by us are non-cancelable. During the term of the lease, we are scheduled to receive payments sufficient to cover our borrowing costs and the cost of the underlying equipment and to provide us with an appropriate profit. We pass along some of the costs of our leases and contracts by charging collection fees, loss and damage waiver fees, late fees and other service fees, when applicable. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life and often provides us with additional revenues based on the residual value of the equipment at the end of the lease. Initial terms of the leases in our portfolio generally range from 12 to 60 months, with an average initial term of 44 months as of December 31, 2011.

In the past, we have also from time to time acquired service contracts under which a homeowner purchases a security system and simultaneously signs a contract with the dealer for the monitoring of that system for a monthly fee. Upon approval of the monitoring application and verification with the homeowner that the system is installed, we would purchase the right to the payment stream under the monitoring contract from the dealer at a negotiated multiple of the monthly payments. We have not purchased any new security monitoring contracts since 2004, although we do originate security equipment leases that include monitoring provided by a third party. Our service contract portfolio has represented a less significant portion of our revenue stream over time.

### ***Critical Accounting Policies***

We consider certain of our accounting policies to be the most critical to our financial condition and results of operations in the sense that they involve the most complex or subjective decisions or assessments. We have identified our most critical accounting policies as those policies related to revenue recognition, the allowance for credit losses, income taxes and accounting for share-based compensation. These accounting policies are discussed below as well as within the notes to our consolidated financial statements.

#### *Revenue Recognition*

Our lease contracts are accounted for as financing leases. At origination, we record the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method. Amortization of unearned lease income and initial direct costs is suspended if, in our opinion, full payment of the contractual amount due under the lease agreement is doubtful. In conjunction with the origination of leases, we may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interest is estimated at inception of the lease and evaluated periodically for impairment. At the end of the lease term, the lessee has the option to buy the equipment at the fair market value, return the equipment or continue to rent the equipment on a month-to-month basis. If the lessee continues to rent the equipment, we record our investment in the rental contract at its estimated residual value. Rental revenue and depreciation are recognized based on the methodology described below. Other revenues such as loss and damage waiver fees and service fees relating to the leases and contracts are recognized as they are earned.

Our investments in cancelable service contracts are recorded at cost and amortized over the expected life of the contract. Income on service contracts from monthly billings is recognized as the related services are provided. Our investment in rental contracts is either recorded at estimated residual value and depreciated using the straight-line method over a period of 12 months or at the acquisition cost and depreciated using the straight line method over a period of 36 months. Rental income from monthly billings is recognized as the customer continues to rent the equipment. We periodically evaluate whether events or circumstances have occurred that may affect the estimated useful life or recoverability of our investments in service and rental contracts.

*Allowance for Credit Losses*

We maintain an allowance for credit losses on our investment in leases, service contracts and rental contracts at an amount that we believe is sufficient to provide adequate protection against losses in our portfolio. Given the nature of the "microticket" market and the individual size of each transaction, we do not have a formal credit review committee to review individual transactions. Rather, we developed a sophisticated, multi-tiered pricing model and have automated the credit scoring, approval and collection processes. We believe that with the proper pricing model, we can grant credit to a wide range of applicants provided we have priced appropriately for the associated risk. As a result of approving a wide range of credits, we experience a relatively high level of delinquency and write-offs in our portfolio. We periodically review the credit scoring and approval process to ensure that the automated system is making appropriate credit decisions. Given the nature of the "microticket" market and the individual size of each transaction, we do not evaluate transactions individually for the purpose of developing and determining the adequacy of the allowance for credit losses. Contracts in our portfolio are not re-graded subsequent to the initial extension of credit and the allowance is not allocated to specific contracts. Rather, we view the contracts as having common characteristics and maintain a general allowance against our entire portfolio utilizing historical collection statistics and an assessment of current credit risk in the portfolio as the basis for the amount.

We have adopted a consistent, systematic procedure for establishing and maintaining an appropriate allowance for credit losses for our microticket transactions. We estimate the likelihood of credit losses net of recoveries in the portfolio at each reporting period based upon a combination of the lessee's bureau reported credit score at lease inception and the current delinquency status of the account. In addition to these elements, we also consider other relevant factors including general economic trends, trends in delinquencies and credit losses, static pool analysis of our portfolio, trends in recoveries made on charged off accounts, and other relevant factors which might affect the performance of our portfolio. This combination of historical experience, credit scores, delinquency levels, trends in credit losses, and the review of current factors provide the basis for our analysis of the adequacy of the allowance for credit losses. We take charge-offs against our receivables when such receivables are deemed uncollectible. In general a receivable is uncollectable when it is 360 days past due or earlier, if other adverse events occur with respect to an account. Historically, the typical monthly payment under our microticket leases has been small and as a result, our experience is that lessees will pay past due amounts later in the process because of the relatively small amount necessary to bring an account current.

*Income Taxes*

Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and the valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, such as leases, for tax and accounting purposes. In addition, our income tax calculations involve the application of complex tax regulations in a multitude of jurisdictions. Differences between the basis of assets and liabilities result in deferred tax assets and liabilities, which are recorded on the balance sheet. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and to the extent management believes recovery is more likely than not, a valuation allowance is unnecessary.

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. At December 31, 2011, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. We do not expect our unrecognized tax positions to change significantly over the next twelve months.

*Share-Based Compensation*

We follow the provisions of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 718, Compensation — *Stock Compensation*, which requires the measurement of compensation cost for all outstanding unvested share-based awards at fair value and recognition of compensation over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We estimate the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of ASC Topic 718 and Securities and Exchange Commission, ("SEC") Staff Accounting Bulletin No. 107 — *Share Based Payments*. Key input assumptions used to estimate the fair value of stock options include the expected option term, volatility of our stock, the risk-free interest rate and our dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us under ASC Topic 718.

***Results of Operations***

*Revenues*

| | 2011 | Change | 2010 | Change | 2009 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Income on financing leases | $37,032 | 7.7% | $34,398 | 16.9% | $29,415 |
| Rental income | 8,574 | 10.3 | 7,773 | (9.4) | 8,584 |
| Income on service contracts | 398 | (22.3) | 512 | (24.3) | 676 |
| Loss and damage waiver fees | 4,929 | 8.2 | 4,555 | 10.1 | 4,136 |
| Service fees and other | 3,740 | 1.3 | 3,691 | 10.0 | 3,354 |
| Total revenues | $54,673 | 7.4% | $50,929 | 10.3% | $46,165 |

Our lease contracts are accounted for as financing leases. At origination, we record the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method. Other revenues such as loss and damage waiver fees, service fees relating to the leases and contracts, and rental revenues are recognized as they are earned.

Total revenues for the year ended December 31, 2011 were $54.7 million, an increase of $3.7 million or 7.4% from the year ended December 31, 2010. Revenue from leases was $37.0 million, up $2.6 million from the previous year as a result of the increased originations. Rental income was $8.6 million, up $0.8 million from 2010. Other revenue components contributed $9.1 million, up $0.3 million from the previous year in connection with the increased size in our portfolio, despite a decline in service contract revenue of $114,000 during the year.

The increase in rental income is the result of TimePayment lease contracts coming to term and converting to rentals partially offset by the attrition of Leasecomm rental contracts. We have not funded any new service contracts since 2004; therefore this segment of revenue continues to decline.

Total revenues for the year ended December 31, 2010 were $50.9 million, an increase of $4.8 million or 10.3% from the year ended December 31, 2009. Revenue from leases was $34.4 million, up $5.0 million from the previous year as a result of the increased originations. Rental income was $7.8 million, down $0.8 million from 2008. Other revenue components contributed $8.7 million, up $0.6 million from the previous year in connection with the increased size in our portfolio, despite a decline in service contracts of $164,000 during the year. The decline in income from service contracts is consistent with the lack of new service contract originations since we resumed funding in 2004.

*Selling, General and Administrative*

| | 2011 | Change | 2010 | Change | 2009 |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Selling, general and administrative .......... | $15,873 | 14.7 % | $13,839 | 3.5% | $13,371 |
| As a percent of revenue .................. | 29.0% | | 27.1% | | 29.0% |

Our selling, general and administrative ("SG&A") expenses include costs of maintaining corporate functions such as accounting, finance, collections, legal, human resources, sales and underwriting, and information systems. SG&A expenses also include commissions, service fees and other marketing costs associated with our portfolio of leases and rental contracts. SG&A expenses increased by $2.0 million or 14.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Significant factors in the increase of the SG&A expense include increases in payroll and employee benefits of $1.4 million due to the increase in headcount, an increase in rent of $292,000 due to our move to Burlington, MA and the opening of our California office, an increase in consulting and contract labor of $150,000 and an increase in bank service fees of $120,000. These increases were offset in part by decreases in collection expenses of $184,000 and office maintenance expenses of $117,000.which are now included as part of our monthly rent.

SG&A expenses increased by $468,000 or 3.5%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Significant factors in the increase of the SG&A expense include increases in payroll and employee benefits of $481,000 due to the increase in headcount, an increase in consulting and contract labor of $131,000 and an increase in bank service fees of $130,000. These increases were offset in part by decreases in marketing expenses of $186,000 and collection expenses of $166,000.

*Provision for Credit Losses*

| | 2011 | Change | 2010 | Change | 2009 |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Provision for credit losses ................. | $18,250 | (21.1)% | $23,148 | 5.0% | $22,039 |
| As a percent of revenue .................. | 33.3% | | 45.5% | | 47.7% |

We maintain an allowance for credit losses on our investment in leases, service contracts and rental contracts at an amount that we believe is sufficient to provide adequate protection against losses in our portfolio. Our provision for credit losses decreased $4.9 million or 21.1%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Net charge-offs decreased $5.7 million to $18.2 million, or 23.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The provision was based on providing a general allowance against leases funded during the year and our analysis of actual and expected losses in our portfolio as a whole.

Our provision for credit losses increased $1.1 million or 5.0%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Net charge-offs increased $4.0 million to $23.9 million, or 19.9%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The provision was based on providing a general allowance against leases funded during the year and our analysis of actual and expected losses in our portfolio as a whole.

*Depreciation and Amortization*

| | 2011 | Change | 2010 | Change | 2009 |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Depreciation — fixed assets | $ 510 | (17.1)% | $ 615 | 43.4% | $ 429 |
| Depreciation — rental equipment | 2,760 | 72.8 | 1,597 | 36.5 | 1,170 |
| Amortization — service contracts | — | 0.0 | — | (100.0) | 29 |
| Total depreciation and amortization | $3,270 | 47.8% | $2,212 | 35.9% | $1,628 |
| As a percent of revenue | 6.0% | | 4.3% | | 3.5% |

Depreciation and amortization expense consists of depreciation on fixed assets and rental equipment, and the amortization of service contracts. Fixed assets are recorded at cost and depreciated over their expected useful lives. Certain rental contracts are originated as a result of the renewal provisions of our lease agreements where at the end of the lease term, the customer may elect to continue to rent the leased equipment on a month-to-month basis. The rental equipment is recorded at its residual value and depreciated over a term of 12 months. This term represents the estimated life of a previously leased piece of equipment and is based upon our historical experience. In the event the contract terminates prior to the end of the 12 month period, the remaining net book value is expensed.

Service contracts were recorded at cost and amortized over their estimated life of 84 months. In a typical service contract acquisition, a homeowner will purchase a home security system and simultaneously sign a contract with the security dealer for monthly monitoring of the system. The security dealer would then sell the rights to that monthly payment to us. We perform all of the processing, billing, collection and administrative work on the service contract. The estimated life is based upon the expected life of such contracts in the security monitoring industry and our historical experience. In the event the contract terminates prior to the end of the 84 month term, the remaining net book value is expensed. We have not originated any new service contracts since 2004.

Depreciation expense on rentals increased by $1.2 million or 72.8% in 2011 in connection with the increase in the TimePayment rental portfolio. The carrying value of our rental equipment increased from $461,000 at December 31, 2010 to $898,000 at December 31, 2011. The carrying value of our service contracts was $0 at December 31, 2011 and December 31, 2010. Depreciation on property and equipment decreased by $105,000 or 17.1% for the year ended December 31, 2011, as compared to the year ended December 31, 2010.

Depreciation expense on rentals increased by $427,000 or 36.5% in 2010 in connection with the TimePayment rental portfolio, and amortization of service contracts decreased by $29,000 or 100.0%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The carrying value of our rental equipment increased from $379,000 at December 31, 2009 to $461,000 at December 31, 2010. The carrying value of our service contracts was $0 at December 31, 2010 and December 31, 2009. Depreciation on property and equipment increased by $186,000 or 43.4% for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increase in depreciation on property and equipment was primarily due to the abandonment of a proposed software platform and the related depreciation of costs capitalized in connection with that project.

*Interest Expense*

| | 2011 | Change | 2010 | Change | 2009 |
|---|---|---|---|---|---|
| | | (Dollars in thousands) | | | |
| Interest | $2,661 | (15.5) % | $3,150 | 13.8% | $2,769 |
| As a percent of revenue | 4.9% | | 6.2% | | 6.0% |

We pay interest on borrowings under our revolving line of credit. Interest expense decreased by $489,000 or 15.5% for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Outstanding borrowings under our revolving line of credit remained relatively flat at $62.7 million at both December 31, 2011 and December 31, 2010. The reduction in interest expense was due to lower interest costs in connection with the October 2011 amendment on our revolving line of credit.

Interest expense increased by $381,000 or 13.8% for the year ended December 31, 2010, as compared to the year ended December 31, 2009. At December 31, 2010, we had outstanding borrowings under our revolving line of credit of $62.7 million compared to $51.9 million at December 31, 2009. The effect of higher average outstanding debt balances on our interest expense was partially offset by lower interest costs on our revolving line of credit.

*Provision for Income Taxes*

| | 2011 | Change | 2010 | Change | 2009 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Provision for income taxes | $5,628 | 71.4% | $3,284 | 47.2% | $2,231 |
| As a percent of revenue | 10.3% | | 6.4% | | 4.8% |

The provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets, involves summarizing temporary differences resulting from the different treatment of items, such as leases, for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are recorded on the balance sheet. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and to the extent we believe recovery is more likely than not, a valuation allowance is unnecessary.

The provision for income taxes increased by $2.3 million, or 71.4%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase resulted primarily from the $6.0 million increase in income before income taxes. The effective tax rate for the year ended December 31, 2011 was 38.5% compared to 38.3% for the year ended December 31, 2010

The provision for income taxes increased by $1.1 million, or 47.2%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. This increase resulted primarily from the $2.2 million increase in income before income taxes. The effective tax rate for the year ended December 31, 2010 was 38.3% compared to 35.1% for the year ended December 31, 2009

*Other Operating Data*

Dealer fundings were $78.2 million during the year ended December 31, 2011, which were flat when compared to the year ended December 31, 2010. We funded these contracts using cash provided by operating activities as well as net borrowings of $90,000 against our revolving line of credit. Receivables due in installments, estimated residual values, and investment in rental equipment increased from $215.7 million at December 31, 2010 to $226.8 million at December 31, 2011, an increase of $11.1 million, or 5.2%. Unearned income increased by $0.7 million, or 1.2%, from $59.2 million at December 31, 2010 to $59.9 million at December 31, 2011. This increase was due to the $78.2 million in originations in 2011. Net cash provided by operating activities increased by $9.8 million, or 13.2%, to $83.5 million during the year ended December 31, 2011, from the year ended December 31, 2010.

Dealer fundings were $78.2 million during the year ended December 31, 2010, an increase of $1.3 million or 1.7%, compared to the year ended December 31, 2009. This increase is a result of our continuing business development efforts that include increasing the size of our vendor base and sourcing a larger number of applications from our vendors. We funded these contracts using cash provided by operating activities as well as net borrowings of $10.7 million against our revolving line of credit. Receivables due in installments, estimated residual values, net investment in service contracts, and investment in rental equipment increased from $197.9 million at December 31, 2009 to $215.7 million at December 31, 2010, an increase of $17.8 million, or 9.0%. Unearned income increased by $3.4 million, or 6.1%, from $55.8 million at December 31, 2009 to $59.2 million at December 31, 2010. This increase was due to the $78.2 million in originations in 2010. Net cash provided by operating activities increased by $15.8 million, or 27.3%, to $73.7 million during the year ended December 31, 2010, from the year ended December 31, 2009, due primarily to the increase in originations.

***Selected Quarterly Data***

The following is a summary of our unaudited quarterly results of operations for 2011 and 2010. This unaudited quarterly information was prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of our management, reflects all necessary adjustments, consisting only of normal recurring items, necessary for a fair presentation of the information for the periods presented. The quarterly operating results are not necessarily indicative of future results of operations, and you should read them in conjunction with the audited Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

| | 2011 | | | | 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | | | | (Unaudited) | | | | |
| Revenues: | | | | | | | | |
| Income on leases | $ 9,101 | $ 9,136 | $ 9,306 | $ 9,489 | $ 8,122 | $ 8,509 | $ 8,790 | $ 8,977 |
| Rental income | 2,006 | 2,073 | 2,192 | 2,303 | 1,958 | 1,920 | 1,917 | 1,978 |
| Income on service contracts | 108 | 103 | 97 | 90 | 141 | 132 | 124 | 115 |
| Loss and damage waiver fees | 1,201 | 1,220 | 1,241 | 1,267 | 1,104 | 1,119 | 1,154 | 1,178 |
| Service fees and other | 932 | 931 | 935 | 942 | 993 | 941 | 912 | 845 |
| Total revenues | 13,348 | 13,463 | 13,771 | 14,091 | 12,318 | 12,621 | 12,897 | 13,093 |
| Expenses: | | | | | | | | |
| Selling, general and administrative | 3,953 | 4,037 | 3,900 | 3,983 | 3,230 | 3,581 | 3,356 | 3,672 |
| Provision for credit losses | 4,752 | 4,251 | 4,517 | 4,730 | 6,931 | 5,562 | 4,969 | 5,686 |
| Depreciation and amortization | 681 | 783 | 873 | 933 | 428 | 474 | 731 | 579 |
| Interest | 663 | 680 | 700 | 618 | 811 | 885 | 743 | 711 |
| Total expenses | 10,049 | 9,751 | 9,990 | 10,264 | 11,400 | 10,502 | 9,799 | 10,648 |
| Income before provision for income taxes | 3,299 | 3,712 | 3,781 | 3,827 | 918 | 2,119 | 3,098 | 2,445 |
| Provision for income taxes | 1,270 | 1,429 | 1,456 | 1,473 | 353 | 818 | 1,192 | 921 |
| Net income | $ 2,029 | $ 2,283 | $ 2,325 | $ 2,354 | $ 565 | $ 1,301 | $ 1,906 | $ 1,524 |
| Net income per common share — basic | $ 0.14 | $ 0.16 | $ 0.16 | $ 0.17 | $ 0.04 | $ 0.09 | $ 0.13 | $ 0.11 |
| Net income per common share — diluted | 0.14 | 0.16 | 0.16 | 0.16 | 0.04 | 0.09 | 0.13 | 0.11 |
| Dividends declared per common share | 0.05 | 0.05 | 0.05 | 0.06 | 0.05 | 0.05 | 0.05 | 0.05 |

***Exposure to Credit Losses***

The amounts in the table below represent the balance of delinquent receivables on an exposure basis for all leases, rental contracts and service contracts in our portfolio as of December 31, 2011, 2010 and 2009. An exposure basis aging classifies the entire receivable based on the invoice that is the most delinquent. For example, in the case of a rental or service contract, if a receivable is 90 days past due, all amounts billed and unpaid are placed in the over 90 days past due category. In the case of lease receivables, where the minimum contractual obligation of the lessee is booked as a receivable at the inception of the lease, if a receivable is 90 days past due, the entire receivable, including all amounts billed and unpaid as well as the minimum contractual obligation yet to be billed, will be placed in the over 90 days past due category.

| | December 31, 2011 | | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|---|---|
| | | | (dollars in thousands) | | | |
| Current | $170,038 | 84.8% | $160,674 | 84.1% | $140,000 | 79.7% |
| 31-60 days past due | 6,600 | 3.3 | 6,142 | 3.2 | 6,233 | 3.6 |
| 61-90 days past due | 4,324 | 2.2 | 4,369 | 2.3 | 5,336 | 3.0 |
| Over 90 days past due | 19,537 | 9.7 | 19,882 | 10.4 | 24,046 | 13.7 |
| Receivables due in installments | $200,499 | 100.0% | $191,067 | 100.0% | $175,615 | 100.0% |

***Liquidity and Capital Resources***

*General*

Our lease and finance business is capital-intensive and requires access to substantial short-term and long-term credit to fund lease originations. Since our inception, we have funded our operations primarily through borrowings under our credit facilities, on-balance sheet securitizations, the issuance of subordinated debt, free cash flow and the proceeds from our initial public offering completed in February 1999. We will continue to require significant additional capital to maintain and expand our funding of leases and contracts, as well as to fund any future acquisitions of leasing companies or portfolios. In the near term, we expect to finance our business utilizing cash from operations, cash on hand and our revolving line of credit which matures in August 2014. Additionally, our uses of cash include the payment of interest and principal on borrowings, selling, general and administrative expenses, income taxes, payment of dividends, and capital expenditures.

We generated cash flow from operations of $83.5 million for the year ended December 31, 2011, $73.7 million for the year ended December 31, 2010, and $57.9 million for the year ended December 31, 2009.

Net cash used in investing activities was $79.6 million for the year ended December 31, 2011, $79.6 million for the year ended December 31, 2010 and $77.9 million for the year ended December 31, 2009. Investing activities primarily relate to the origination of leases with investments in lease contracts, direct costs, property, and equipment.

Net cash used in financing activities was $2.9 million for the year ended December 31, 2011. Net cash provided by financing activities was $7.1 million for the year ended December 31, 2010 and, $15.4 million for the year ended December 31, 2009. Financing activities includes borrowings from and repayments on our various financing sources. During 2011, we borrowed $106.4 million and repaid $106.4 million. During 2010 we borrowed $103.3 million and repaid $92.5 million. During 2009 we borrowed $91.1 million and repaid $72.6 million.

We believe that cash flows from our existing portfolio, cash on hand, available borrowings on the existing credit facility which matures August 2014, and additional financing as required will be sufficient to support our operations and lease origination activity in the near term.

*Borrowings*

We utilize our revolving line of credit to fund the origination and acquisition of leases. Borrowings outstanding under our revolving line of credit consist of the following:

| | December 31, 2011 | | | | December 31, 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amounts Outstanding | Interest Rate | Unused Capacity | Maximum Facility Amount | Amounts Outstanding | Interest Rate | Unused Capacity | Maximum Facility Amount |
| | | | | (dollars in 000) | | | | |
| Revolving credit facility (1) | $62,740 | 3.13%-4.00% | $37,260 | $100,000 | $62,650 | 3.52%-4.50% | $37,350 | $100,000 |

(1) The unused capacity is subject to limitations based on lease eligibility and the borrowing base formula.

On August 2, 2007, we entered into a three-year revolving line of credit with a bank syndicate led by Sovereign Bank ("Sovereign") based on qualified TimePayment lease receivables. The total commitment under the facility was originally $30 million, and was subsequently increased to $60 million in July 2008, to $85 million in February 2009, and most recently to $100 million in July 2010. Outstanding borrowings are collateralized by eligible lease contracts and a security interest in all of our other assets. Prior to the July 2010 amendment, outstanding borrowings bore interest at Prime plus 1.75% or at a London Interbank Offered Rate ("LIBOR") plus 3.75%, in each case subject to a minimum rate of 5.00%. The rate was lowered to Prime plus 1.25% or LIBOR plus 3.25% in July 2010, and to Prime plus 0.75% or LIBOR plus 2.75% in October 2011, in each case without being subject to any minimum rate. Under the terms of the facility, loans are Prime Rate Loans, unless we elect LIBOR Loans. If a LIBOR Loan is not renewed at maturity it automatically converts to a Prime Rate Loan. As a part of the October 2011 amendment, the maturity date of the facility was extended to August 2, 2014. At our option upon maturity, the unpaid principal balance may be converted to a six-month term loan. At December 31, 2011 $57.0 million of our loans were LIBOR Loans and $5.7 million of our loans were Prime Rate Loans. The interest rate on the revolving line of credit was between 3.13% and 4.0% at December 31, 2011. As of December 31, 2011 the qualified lease receivables eligible under the borrowing base exceeded the $100 million revolving line of credit.

*Financial Covenants*

Our Sovereign revolving line of credit, like our prior facilities, has financial covenants that we must comply with in order to obtain funding through the facility and to avoid an event of default. These include requirements that we (i) maintain a ratio of our consolidated net earnings before interest, taxes and non-recurring non-cash items, as calculated under the agreement, to our consolidated interest expense of not less than 1.4:1 as of the end of any fiscal quarter; (ii) maintain consolidated tangible capital base (defined to mean our consolidated tangible net worth, as calculated under the agreement, plus subordinated debt) at minimum levels, which are increased from quarter to quarter in relation to our net income and any equity capital we receive; (iii) maintain a leverage ratio (defined to mean the ratio of consolidated total liabilities, less subordinated debt, to consolidated tangible net worth, plus subordinated debt) at any time to not exceed 3.5 to1.0; and (iv) not permit the amount of receivables over 90 days past due to exceed 18.75% of gross lease installments. The revolving line of credit also contains other affirmative and negative covenants, including a restriction on our ability to incur or guaranty indebtedness, dispose of or acquire assets or engage in a merger transaction, or make certain restricted payments. As of December 31, 2011, we were in compliance with all covenants in our borrowing relationships.

***Contractual Obligations and Lease Commitments***

The following table summarizes our contractual cash obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

| Contractual Obligations | Total | Payments Due Less than 1 Year | Payments Due 1-3 Years | Payments Due 3-5 Years | Payments Due After 5 Years |
|---|---|---|---|---|---|
| Revolving line of credit | $62,740 | $62,740 | $ — | $ — | $ — |
| Operating lease obligations | 4,259 | 717 | 1,360 | 1,202 | 980 |
| Capital lease obligations | 1 | 1 | — | — | — |
| Total | $67,000 | $63,458 | $1,360 | $1,202 | $980 |

*Contractual Obligations*

We have entered into various agreements, such as debt and operating lease agreements that require future payments. During the year ended December 31, 2011 we had net borrowings of $90,000 against our revolving line of credit. The $62.7 million of outstanding borrowings under our revolving line of credit as of December 31, 2011 will be repaid by the daily application of TimePayment receipts to our outstanding balance. Our future minimum lease payments under non-cancelable operating leases are $717,000, $722,000 and $638,000 for the years ended December 31, 2012, 2013 and 2014 respectively. Our future minimum lease payments under capital leases are $1,000 for the year ended December 31, 2012.

*Lease Commitments*

We accept lease applications on daily basis and have a pipeline of applications that have been approved, where a lease has not been originated. Our commitment to lend does not become binding until all of the steps in the lease origination process have been completed, including but not limited to the receipt of a complete and accurate lease document, all required supporting information and successful verification with the lessee. Since we fund on the same day a lease is successfully verified, we have no firm outstanding commitments to lend.

***Market Risk and Financial Instruments***

The following discussion about our risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In the normal course of operations, we also face risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk, and are not represented in the analysis that follows.

The implicit yield on all of our leases and contracts is on a fixed interest rate basis due to the leases and contracts having scheduled payments that are fixed at the time of origination. When we originate or acquire leases or contracts, we base our pricing in part on the spread we expect to achieve between the implicit yield on each lease or contract and the effective interest rate we expect to incur in financing such lease or contract through our credit facility. Increases in interest rates during the term of each lease or contract could narrow or eliminate the spread, or result in a negative spread.

Given the relatively short average life of our leases and contracts, our goal is to maintain a blend of fixed and variable interest rate obligations which limits our interest rate risk. As of December 31, 2011, we have repaid all of our fixed-rate debt and have $62.7 million of outstanding variable interest rate obligations under our Sovereign revolving line of credit.

Our Sovereign line of credit bears interest at rates which fluctuate with changes in the Prime or the LIBOR; therefore, our interest expense is sensitive to changes in market interest rates. The effect of a 10% adverse change in market interest rates, sustained for one year, on our interest expense would be immaterial.

We maintain an investment portfolio in accordance with our investment policy guidelines. The primary objectives of the investment guidelines are to preserve capital, maintain sufficient liquidity to meet our operating needs, and to maximize return. We minimize investment risk by limiting the amount invested in any single security and by focusing on conservative investment choices with short terms and high credit quality standards. We do not use derivative financial instruments or invest for speculative trading purposes. Investment activity in 2011 and 2010 was very limited given the lack of cash on hand to invest and the relatively low investment rates being offered.

***Recently Issued Accounting Pronouncements***

In April 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. We do not believe that the adoption of ASU 2011-04 in the first quarter of 2012 will have a material impact on our financial statements.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

See Item 7, under the caption Market Risk and Financial Instruments.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our Financial Statements, together with the related report of our Independent Registered Public Accounting Firm, appear on pages F-1 through F-30 of this Form 10-K.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

## ITEM 9A. *CONTROLS AND PROCEDURES*

*Disclosure controls and procedures*

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

*Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is defined as a process designed by, or under the supervision of, our executive officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our executive officers, we assessed as of December 31, 2011, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management concluded that our internal control over financial reporting as of December 31, 2011 was effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

*Change in Internal Control over Financial Reporting*

During the fourth quarter of our fiscal year ended December 31, 2011, no changes were made in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. *OTHER INFORMATION*

Not applicable.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information appearing in our proxy statement for the 2011 Special Meeting in Lieu of Annual Meeting of Stockholders to be filed on or before April 30, 2012 (the "2012 Proxy Statement") under the headings, "Section 16(a) Beneficial Ownership Reporting Compliance," "Governance of the Corporation" and "Election of Directors," included in our proxy statement for the 2012 Special Meeting in Lieu of Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before May 2, 2012, is hereby incorporated by reference. The information under the heading "Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K is also incorporated by reference in this item.

### ITEM 11. *EXECUTIVE COMPENSATION*

The information appearing in our 2012 Proxy Statement under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation of Executive Officers" and "Compensation of Directors" is hereby incorporated by reference.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information appearing in our 2012 Proxy Statement under the heading, "Security Ownership of Certain Beneficial Owners and Management", is hereby incorporated by reference.

The following table summarizes information, as of December 31, 2011, relating to our equity compensation plans pursuant to which grants of options, restricted stock, restricted stock units or other rights to acquire shares may be granted from time to time.

**Equity Compensation Plan Information**

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights | Weighted-Average Exercise Price of Outstanding Options and Rights(2) | Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders(1) | 884,590 | $4.19 | 214,250 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 884,590 | $4.19 | 214,250 |

(1) Includes our 1998 Equity Incentive Plan (which was approved by stockholders at the 2001 special meeting of stockholders in lieu of annual meeting) and our 2008 Equity Incentive Plan (which was approved by our stockholders at the 2008 special meeting of stockholders in lieu of annual meeting). The number of securities available for future issuance will be reduced by three for each share of restricted stock or other "full share" award made to an employee, and by one for any option granted to an employee or for any award made to non-employee directors, under the terms of our 2008 Equity Incentive Plan.

(2) Weighted average exercise price of outstanding options; excludes restricted stock.

**ITEM 13.** ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE***

The information appearing in our 2012 Proxy Statement under the headings "Governance of the Corporation — Certain Relationships and Related Person Transactions" and "— Determination of Director Independence" is hereby incorporated by reference.

**ITEM 14.** ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

The information appearing in our 2012 Proxy Statement under the heading "Ratification of the Selection of MicroFinancial's Independent Registered Public Accounting Firm" is hereby incorporated by reference.

## PART IV

### ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) Financial Statements

Our Financial Statements, together with the related report of the Independent Registered Public Accounting Firm, appear at pages F-1 through F-26 of this Form 10-K

(2) None

(3) Exhibits Index

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Articles of Organization, as amended. Incorporated by reference to the Exhibit with the same exhibit number in the Registrant's Registration Statement on Form S-1 (Registration Statement No. 333-56639) filed with the Securities and Exchange Commission on June 9, 1998. |
| 3.2 | Restated Bylaws, as amended. Incorporated by reference to Exhibit 3.2 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2007. |
| 10.1 | Warrant Purchase Agreement dated April 14, 2003 among the Registrant, Fleet National Bank, as agent, and the other Lenders named therein. Incorporated by reference to Exhibit 10.2 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003. |
| 10.2 | Form of Warrants to purchase Common Stock of the Registrant issued April 14, 2003. Incorporated by reference to Exhibit 10.3 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003. |
| 10.3 | Co-Sale Agreement dated April 14, 2003 among the Registrant, Peter R. Bleyleben, Torrence C. Harder, Brian E. Boyle, Richard F. Latour, Alan J. Zakon, and James R. Jackson, Jr., and the Lenders named therein. Incorporated by reference to Exhibit 10.4 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003. |
| 10.4 | Registration Rights Agreement dated April 14, 2003 among the Registrant and the Lenders named therein. Incorporated by reference to Exhibit 10.5 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003. |
| 10.5 | Office lease for the Burlington facility at 16 New England Executive Park, Suite 200, Burlington, MA dated September 20, 2101 among MicroFinancial Incorporated and MA-New England Executive Park, LLC. Incorporated by reference to Exhibit 10.2 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010. |
| 10.6.1* | 1998 Equity Incentive Plan. Incorporated by reference to Exhibit 10.12 in the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (Registration Statement No. 333-56639) filed with the Securities and Exchange Commission on January 11, 1999. |
| 10.6.2* | Form of incentive stock option agreement under 1998 Equity Incentive Plan. Incorporated by reference to Exhibit 10.6.3 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2007. |
| 10.6.3* | Form of non-qualified stock option agreement under 1998 Equity Incentive Plan. Incorporated by reference to Exhibit 10.6.4 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2007. |
| 10.6.4* | MicroFinancial Incorporated 2008 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K filed with the Securities and Exchange Commission on May 16, 2008. |
| 10.6.5* | Form of restricted stock unit (RSU) agreement under the MicroFinancial Incorporated 2008 Equity Incentive Plan. Incorporated by reference in Exhibit 10.6.6 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2010. |

| | |
|---|---|
| 10.7*† | Compensatory Arrangements for Non-Employee Directors. |
| 10.8.1* | Amended and Restated Employment Agreement between the Registrant and Richard F. Latour dated March 15, 2004. Incorporated by reference to Exhibit 10.8 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2007. |
| 10.8.2* | Amendment to Employment Agreement between the Registrant and Richard F. Latour dated December 24, 2008. Incorporated by reference to Exhibit 10.8.2 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.9.1* | Employment Agreement between the Registrant and James R. Jackson, Jr. dated May 4, 2005. Incorporated by reference to Exhibit 10.3 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005. |
| 10.9.2* | Amendment to Employment Agreement between the Registrant and James R. Jackson dated December 24, 2008. Incorporated by reference to Exhibit 10.9.2 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.10.1* | Employment Agreement between the Registrant and Stephen Constantino dated May 4, 2005. Incorporated by reference to Exhibit 10.4 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005. |
| 10.10.2* | Amendment to Employment Agreement between the Registrant and Stephen Constantino dated December 24, 2008. Incorporated by reference to Exhibit 10.10.2 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.11.1* | Employment Agreement between the Registrant and Steven LaCreta dated May 4, 2005. Incorporated by reference to Exhibit 10.5 in the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005. |
| 10.11.2* | Amendment to Employment Agreement between the Registrant and Steven LaCreta dated December 24, 2008. Incorporated by reference to Exhibit 10.11.2 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.12*† | Offer Letter dated November 23, 2011 by and between TimePayment Corp. and Vartan Hagopian. |
| 10.13.1 | Credit Agreement dated August 2, 2007. Incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.2 | Unlimited Guaranty of Registrant dated August 2, 2007. Incorporated by reference to Exhibit 10.2 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.3 | Unlimited Guaranty of Leasecomm dated August 2, 2007. Incorporated by reference to Exhibit 10.3 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.4 | Security Agreement between TimePayment Corp. and Agent dated August 2, 2007. Incorporated by reference to Exhibit 10.4 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.5 | Security Agreement between Registrant and Agent dated August 2, 2007. Incorporated by reference to Exhibit 10.5 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.6 | Security Agreement between Leasecomm and Agent dated August 2, 2007. Incorporated by reference to Exhibit 10.6 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.7 | Trademark Security Agreement and License dated August 2, 2007 by TimePayment Corp. Incorporated by reference to Exhibit 10.7 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.8 | Trademark Security Agreement and License dated August 2, 2007 by Registrant. Incorporated by reference to Exhibit 10.8 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.9 | Trademark Security Agreement and License dated August 2, 2007 by Leasecomm. Incorporated by reference to Exhibit 10.9 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.10 | Pledge Agreement of Registrant dated August 2, 2007. Incorporated by reference to Exhibit 10.10 in the Registrant's Form 8-K filed on August 8, 2007. |
| 10.13.11 | Amended and Restated Credit Agreement dated July 9, 2008. Incorporated by reference to Exhibit 10.10 in the Registrant's Form 8-K filed on July 15, 2008. |

| | |
|---|---|
| 10.13.12 | Agreement and Amendment No. 1 to Amended and Restated Credit Agreement dated February 10, 2009. Incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K filed on February 17, 2009. |
| 10.13.13 | Additional Lender Supplement dated February 10, 2009. Incorporated by reference to Exhibit 10.2 in the Registrant's Form 8-K filed on February 17, 2009. |
| 10.13.14 | Commitment Increase Supplement dated February 10, 2009. Incorporated by reference to Exhibit 10.3 in the Registrant's Form 8-K filed on February 17, 2009. |
| 10.13.15 | Sovereign Note dated July 9, 2008. Incorporated by reference to Exhibit 10.14 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.13.16 | TD Banknorth Note dated July 9, 2008. Incorporated by reference to Exhibit 10.14 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.13.17 | Commerce Bank & Trust Company Note dated February 10, 2009. Incorporated by reference to Exhibit 10.14 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.13.18 | Danversbank Note dated February 10, 2009. Incorporated by reference to Exhibit 10.14 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.13.19 | Wells Fargo Bank Note dated February 10, 2009. Incorporated by reference to Exhibit 10.14.15 in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. |
| 10.13.20 | Agreement and Amendment No. 2, dated July 28, 2010 to Amended and Restated Credit Agreement dated July 9, 2008. Incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K filed on August 2, 2010. |
| 10.13.21 | Agreement and Amendment No. 3, executed October 12, 2011, to Amended and Restated Credit Agreement dated July 9, 2008. Incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K filed on October 18, 2011. |
| 21.1† | Subsidiaries of Registrant |
| 23.1† | Consent of McGladrey & Pullen, LLP |
| 23.2† | Consent of Caturano and Company, Inc. |
| 31.1† | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2† | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1† | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2† | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS† | XBRL Instance Document** |
| 101.SCH† | XBRL Taxonomy Extension Schema Document** |
| 101.CAL† | XBRL Taxonomy Extension Calculation Linkbase Document** |
| 101.LAB† | XBRL Taxonomy Extension Label Linkbase Document** |
| 101.PRE† | XBRL Taxonomy Extension Presentation Linkbase Document** |
| 101.DEF† | XBRL Taxonomy Extension Definition Linkbase Document** |

† Filed herewith.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of this Report.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files included in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(b) See (a) (3) above.

(c) None.

## SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MICROFINANCIAL INCORPORATED**

By: /s/ RICHARD F. LATOUR
*President and Chief Executive Officer*

By: /s/ JAMES R. JACKSON JR.
*Vice President and Chief Financial Officer*

Date: March 30, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| SIGNATURE | TITLE | DATE |
|---|---|---|
| /s/ PETER R. BLEYLEBEN<br>Peter R. Bleyleben | Chairman of the Board of Directors | March 30, 2012 |
| /s/ RICHARD F. LATOUR<br>Richard F. Latour | President, Chief Executive Officer, Treasurer, Clerk, Secretary and Director | March 30, 2012 |
| /s/ JAMES R. JACKSON JR.<br>James R. Jackson Jr. | Vice President and Chief Financial Officer | March 30, 2012 |
| /s/ BRIAN E. BOYLE<br>Brian E. Boyle | Director | March 30, 2012 |
| /s/ TORRENCE C. HARDER<br>Torrence C. Harder | Director | March 30, 2012 |
| /s/ FRITZ VON MERING<br>Fritz Von Mering | Director | March 30, 2012 |
| /s/ ALAN J. ZAKON<br>Alan J. Zakon | Director | March 30, 2012 |

## MICROFINANCIAL INCORPORATED

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MicroFinancial Incorporated:
Burlington, Massachusetts

We have audited the accompanying consolidated balance sheets of MicroFinancial Incorporated and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MicroFinancial Incorporated and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts
March 30, 2012

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
MicroFinancial Incorporated:
Woburn, Massachusetts

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of MicroFinancial Incorporated and its subsidiaries (the "Company") for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of MicroFinancial, Inc. and its subsidiaries, and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company, P.C.

Boston, Massachusetts
March 31, 2010

## MICROFINANCIAL INCORPORATED

## CONSOLIDATED BALANCE SHEETS

*(In thousands, except share and per share data)*

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 2,452 | $ 1,528 |
| Restricted cash | 382 | 753 |
| Net investment in leases: | | |
| Receivables due in installments | 200,499 | 191,067 |
| Estimated residual value | 23,287 | 21,832 |
| Initial direct costs | 1,476 | 1,490 |
| Less: | | |
| Advance lease payments and deposits | (3,530) | (3,479) |
| Unearned income | (59,946) | (59,245) |
| Allowance for credit losses | (13,180) | (13,132) |
| Net investment in leases | 148,606 | 138,533 |
| Investment in rental contracts, net | 898 | 461 |
| Property and equipment, net | 1,911 | 800 |
| Other assets | 1,093 | 1,530 |
| Total assets | $155,342 | $143,605 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Revolving line of credit | $ 62,740 | $ 62,650 |
| Accounts payable | 2,546 | 2,435 |
| Capital lease obligation | 1 | 26 |
| Dividends payable | 19 | 5 |
| Other liabilities | 2,220 | 1,375 |
| Income taxes payable | 760 | — |
| Deferred income taxes | 11,333 | 7,627 |
| Total liabilities | 79,619 | 74,118 |
| Commitments and contingencies (Note H) | | |
| Stockholders' equity: | | |
| Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued at December 31, 2011 and 2010 | — | — |
| Common stock, $.01 par value; 25,000,000 shares authorized; 14,257,324 and 14,231,933 shares issued and outstanding at December 31, 2011 and 2010, respectively | 143 | 142 |
| Additional paid-in capital | 46,727 | 46,475 |
| Retained earnings | 28,853 | 22,870 |
| Total stockholders' equity | 75,723 | 69,487 |
| Total liabilities and stockholders' equity | $155,342 | $143,605 |

The accompanying notes are an integral part of the consolidated financial statements.

**MICROFINANCIAL INCORPORATED**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

*(In thousands, except share and per share data)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Revenues: | | | |
| Income on financing leases | $ 37,032 | $ 34,398 | $ 29,415 |
| Rental income | 8,574 | 7,773 | 8,584 |
| Income on service contracts | 398 | 512 | 676 |
| Loss and damage waiver fees | 4,929 | 4,555 | 4,136 |
| Service fees and other | 3,740 | 3,691 | 3,354 |
| Total revenues | 54,673 | 50,929 | 46,165 |
| Expenses: | | | |
| Selling, general and administrative | 15,873 | 13,839 | 13,371 |
| Provision for credit losses | 18,250 | 23,148 | 22,039 |
| Depreciation and amortization | 3,270 | 2,212 | 1,628 |
| Interest | 2,661 | 3,150 | 2,769 |
| Total expenses | 40,054 | 42,349 | 39,807 |
| Income before provision for income taxes | 14,619 | 8,580 | 6,358 |
| Provision for income taxes | 5,628 | 3,284 | 2,231 |
| Net income | $ 8,991 | $ 5,296 | $ 4,127 |
| Net income per common share — basic | $ 0.63 | $ 0.37 | $ 0.29 |
| Net income per common share — diluted | $ 0.62 | $ 0.37 | $ 0.29 |
| Weighted average shares outstanding — basic | 14,247,413 | 14,240,308 | 14,147,436 |
| Weighted average shares outstanding — diluted | 14,525,566 | 14,466,266 | 14,261,644 |
| Dividends declared per common share | $ 0.21 | $ 0.20 | $ 0.15 |

The accompanying notes are an integral part of the consolidated financial statements

## MICROFINANCIAL INCORPORATED

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

**Years Ended December 31, 2009, 2010 and 2011**

*(In thousands, except share and per share data)*

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at December 31, 2008 | 14,038,257 | $140 | $45,774 | $18,424 | $64,338 |
| Stock issued for deferred compensation | 131,069 | 2 | 336 | — | 338 |
| Stock-based compensation | — | — | 73 | — | 73 |
| Amortization of unearned compensation | 5,000 | — | 14 | — | 14 |
| Common stock dividends ($0.15 per share) | — | — | — | (2,125) | (2,125) |
| Net income | — | — | — | 4,127 | 4,127 |
| Balance at December 31, 2009 | 14,174,326 | 142 | 46,197 | 20,426 | 66,765 |
| Stock issued for deferred compensation | 88,269 | — | 295 | — | 295 |
| Stock-based compensation | — | — | 112 | — | 112 |
| Amortization of unearned compensation | 3,750 | — | 10 | — | 10 |
| Stock purchase program | (34,412) | — | (139) | — | (139) |
| Common stock dividends ($0.20 per share) | — | — | — | (2,852) | (2,852) |
| Net income | — | — | — | 5,296 | 5,296 |
| Balance at December 31, 2010 | 14,231,933 | 142 | 46,475 | 22,870 | 69,487 |
| Stock issued for deferred compensation | 77,274 | 1 | 353 | — | 354 |
| Stock-based compensation | — | — | 138 | — | 138 |
| Stock purchase program | (51,883) | — | (239) | — | (239) |
| Common stock dividends ($0.21 per share) | — | — | — | (3,008) | (3,008) |
| Net income | — | — | — | 8,991 | 8,991 |
| Balance at December 31, 2011 | 14,257,324 | $143 | $46,727 | $28,853 | $75,723 |

The accompanying notes are an integral part of the consolidated financial statements.

## MICROFINANCIAL INCORPORATED

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Cash flows from operating activities: | | | |
| Cash received from customers | $ 106,298 | $ 93,874 | $ 76,022 |
| Cash paid to suppliers and employees | (19,594) | (16,595) | (15,290) |
| Cash paid for income taxes | (791) | (1,054) | (563) |
| Interest paid | (2,446) | (2,512) | (2,286) |
| Interest received | 1 | 1 | 14 |
| Net cash provided by operating activities | 83,468 | 73,714 | 57,897 |
| Cash flows from investing activities: | | | |
| Investment in lease contracts | (77,684) | (77,794) | (76,306) |
| Investment in direct costs | (1,120) | (1,124) | (1,294) |
| Investment in property and equipment | (831) | (717) | (338) |
| Net cash used in investing activities | (79,635) | (79,635) | (77,938) |
| Cash flows from financing activities: | | | |
| Proceeds from secured debt | 106,446 | 103,270 | 91,146 |
| Repayment of secured debt | (106,356) | (92,526) | (72,565) |
| Payments of debt closing costs | (112) | (714) | — |
| Decrease (increase) in restricted cash | 371 | 81 | (306) |
| Repayment of capital leases | (25) | (67) | (63) |
| Repurchase of common stock | (239) | (139) | — |
| Payment of dividends | (2,994) | (2,847) | (2,827) |
| Net cash (used) provided by financing activities | (2,909) | 7,058 | 15,385 |
| Net change in cash and cash equivalents | 924 | 1,137 | (4,656) |
| Cash and cash equivalents, beginning | 1,528 | 391 | 5,047 |
| Cash and cash equivalents, ending | $ 2,452 | $ 1,528 | $ 391 |
| Reconciliation of net income to net cash provided by operating activities: | | | |
| Net income | $ 8,991 | $ 5,296 | $ 4,127 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Amortization of unearned income, net of initial direct costs | (37,032) | (34,398) | (29,415) |
| Depreciation and amortization | 3,270 | 2,212 | 1,628 |
| Provision for credit losses | 18,250 | 23,148 | 22,039 |
| Recovery of equipment cost and residual value | 84,267 | 74,007 | 56,881 |
| Stock-based compensation expense | 138 | 122 | 425 |
| Increase in deferred income taxes liability | 3,706 | 2,764 | 1,467 |
| Changes in assets and liabilities: | | | |
| Increase (decrease) in income taxes payable | 760 | (209) | 201 |
| Decrease (increase) in other assets | 599 | (72) | 239 |
| Increase in accounts payable | 465 | 719 | 363 |
| Increase (decrease) in other liabilities | 54 | 125 | (58) |
| Net cash provided by operating activities | $ 83,468 | $ 73,714 | $ 57,897 |
| Supplemental disclosure of non-cash activities: | | | |
| Fair value of stock issued for compensation | $ 354 | $ 295 | $ 338 |
| Acquisition of property and equipment through lease incentives | $ 791 | $ — | $ — |

The accompanying notes are an integral part of the consolidated financial statements.

## A. Nature of Business

MicroFinancial Incorporated (referred to as "MicroFinancial," "we," "us" or "our") operates primarily through its wholly-owned subsidiaries, TimePayment Corp. and Leasecomm Corporation. TimePayment is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services. The average amount financed by TimePayment during 2011 was approximately $5,900 while Leasecomm historically financed contracts of approximately $1,900. We primarily source our originations through a nationwide network of independent equipment vendors, sales organizations and other dealer-based origination networks. We fund our operations through cash provided by operating activities and borrowings under our line of credit.

## B. Summary of Significant Accounting Policies

*Basis of Presentation*

The consolidated financial statements include the accounts of MicroFinancial and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. We operate in one principal business segment, the leasing and renting of equipment and other financing services.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates are revenue recognition, the allowance for credit losses, share-based payments and income taxes. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

We consider all highly liquid instruments purchased with original maturities of less than three months to be cash equivalents. Cash equivalents consist principally of overnight investments, collateralized repurchase agreements, commercial paper, certificates of deposit and US government and agency securities. As of December 31, 2011 and 2010, our cash equivalents consisted of overnight investments.

*Restricted Cash*

Our line of credit requires that all TimePayment cash receipts be deposited into a cash collateral account held by Sovereign Bank. These funds are applied directly to amounts outstanding under the line of credit as they clear. Those funds, which are pending clearance and application against the line of credit, are deemed to be restricted.

*Leases and Revenue Recognition*

Our lease contracts are accounted for as financing leases. At origination, we record the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method. Amortization of unearned lease income and initial direct costs is suspended if, in our opinion, full payment of the contractual amount due under the lease agreement is doubtful. In conjunction with the origination of leases, we may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interest is estimated at inception of the lease and evaluated periodically for impairment. At the end of the lease term, the lessee has the option to buy the equipment at the fair market value, return the equipment or continue to rent the equipment on a month-to-month basis. If the lessee continues to rent the equipment, we record our investment in the rental contract at its estimated residual value. Rental revenue and depreciation are recognized based on the methodology described below. Other revenues such as loss and damage waiver fees and service fees relating to the leases and contracts are recognized as they are earned.

*Allowance for Credit Losses*

We maintain an allowance for credit losses on our investment in leases, service contracts and rental contracts at an amount that we believe is sufficient to provide adequate protection against losses on our portfolio. Given the nature of the "microticket" market and the individual size of each transaction, the business does not warrant the creation of a formal credit review committee to review individual transactions. As a result of approving a wide range of credits, we experience a relatively high level of delinquency and write-offs in our portfolio. We periodically review the credit scoring and approval process to ensure that the automated system is making appropriate credit decisions. Given the nature of the "microticket" market and the individual size of each transaction, we do not evaluate transactions individually for the purpose of determining the adequacy of the allowance for credit losses. Contracts in our portfolio are not re-graded subsequent to the initial extension of credit and the allowance is not allocated to specific contracts. Rather, we view the contracts as having common characteristics and we maintain a general allowance against our entire portfolio utilizing historical collection statistics and an assessment of current credit risk in the portfolio as the basis for the amount.

We have adopted a consistent, systematic procedure for establishing and maintaining an appropriate allowance for credit losses for our microticket transactions. We estimate the likelihood of credit losses net of recoveries in the portfolio at each reporting period based upon a combination of the lessee's bureau reported credit score at lease inception and the current delinquency status of the account. In addition to these elements, we also consider other relevant factors including general economic trends, trends in delinquencies and credit losses, static pool analysis of our portfolio, trends in recoveries made on charged off accounts, and other relevant factors which might affect the performance of our portfolio. This combination of historical experience, credit scores, delinquency levels, trends in credit losses, and the review of current factors provide the basis for our analysis of the adequacy of the allowance for credit losses. We take charge-offs against our receivables when such receivables are deemed uncollectible. In general, a receivable is deemed uncollectible when it is 360 days past due or earlier, if other adverse events occur with respect to an account. Historically, the typical monthly payment under our microticket leases has been small and as a result, our experience is that lessees will pay past due amounts later in the process because of the small amount necessary to bring an account current.

*Investment in Service Contracts*

Our investments in cancelable service contracts are recorded at cost and amortized over the expected life of the contract. Income on service contracts from monthly billings is recognized as the related services are provided.

At December 31, 2011 and 2010, our investment in service contracts was fully depreciated.

Amortization expense on service contracts totaled $0, $0 and $29,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Upon retirement or other disposition, the cost and related accumulated amortization are removed from the accounts and any resulting gain or loss is reflected in income. We periodically evaluate whether events or circumstances have occurred that may affect the estimated useful life or recoverability of our investment in service contracts.

*(Tables in thousands, except share and per share data)*

*Investment in Rental Contracts*

Our investment in rental contracts is either recorded at estimated residual value for converted leases and depreciated using the straight-line method over a period of twelve months or at the acquisition cost and depreciated using the straight line method over an estimated life of three years. Rental equipment consists of a wide variety of low-priced commercial equipment with similar characteristics.

At December 31, 2011 and 2010, our investment in rental contracts consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Investment in rental contracts | $ 3,023 | $ 2,808 |
| Less accumulated depreciation | (2,125) | (2,347) |
| Investment in rental contracts, net | $ 898 | $ 461 |

Depreciation expense on rental contracts totaled $2,760,000, $1,597,000 and $1,170,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Upon retirement or other disposition, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. We periodically evaluate whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in rental contracts.

*Property and Equipment*

Office and computer equipment are recorded at cost and depreciated using the straight-line method over estimated lives of three to five years. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated life of the improvement. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and any resulting gain or loss is reflected in income.

*Fair Value of Financial Instruments*

For financial instruments including cash and cash equivalents, restricted cash, accounts payable, and other liabilities, we believe that the carrying amount approximates fair value due to their short-term nature. The fair value of the revolving line of credit is calculated based on the incremental borrowing rates currently available on loans with similar terms and maturities. During the third quarter of 2011, we amended our revolving line of credit which reduced our interest rate to a more current rate. Due to this amendment, we have determined that the fair value of our revolving line of credit at December 31, 2011 approximates its carrying value.

*Debt Issue Costs*

Costs incurred in securing financing are capitalized in other assets and amortized over the term of the financing. We incurred amortization expense, of $282,000, $399,000, and $482,000 for the years ended December 31, 2011, 2010 and 2009, respectively which is included in interest expense.

*Income Taxes*

The Company accounts for income taxes in accordance with Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. FASB ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

*(Tables in thousands, except share and per share data)*

FASB ASC Topic 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard.

*Net Income Per Common Share*

Basic net income per common share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income per common share gives effect to all potentially dilutive common shares outstanding during the period. The computation of diluted net income per share does not assume the issuance of common shares that have an antidilutive effect on net income per common share. At December 31, 2011, 2010 and 2009, 409,305 options, 499,305 options, and 849,305 options, respectively, were excluded from the computation of diluted net income per share because their effect was antidilutive.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net income | $ 8,991 | $ 5,296 | $ 4,127 |
| Weighted-average shares outstanding used in computation of net income per share — basic | 14,247,413 | 14,240,308 | 14,147,436 |
| Dilutive effect of options, warrants and restricted stock | 278,153 | 225,958 | 114,208 |
| Shares used in computation of net income per common share — assuming dilution | 14,525,566 | 14,466,266 | 14,261,644 |
| Net income per common share — basic | $ 0.63 | $ 0.37 | $ 0.29 |
| Net income per common share — diluted | $ 0.62 | $ 0.37 | $ 0.29 |

*Stock-Based Employee Compensation*

We have adopted the fair value recognition provisions of FASB, ASC Topic 718 *Compensation – Stock Compensation.* FASB, ASC Topic 718 requires us to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. The compensation cost is measured based upon the fair value of the instrument issued. Share-based compensation transactions with employees covered by FASB ASC Topic 718 include share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

*Recent Accounting Pronouncements*

In April 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. We do not believe that the adoption of ASU 2011-04 will have a material impact on our financial statements.

*(Tables in thousands, except share and per share data)*

## C. Net Investment in Leases

At December 31, 2011, future minimum payments due on our lease receivables are as follows:

| Year Ending December 31, | |
|---|---|
| 2012 | $ 93,213 |
| 2013 | 58,066 |
| 2014 | 32,218 |
| 2015 | 13,563 |
| 2016 | 3,439 |
| Total | $200,499 |

At December 31, 2010, the weighted-average remaining life of the leases in our portfolio is approximately 31 months and the weighted-average implicit rate of interest is approximately 26.9%.

*Allowance for Loan Losses and Credit Quality of Loans*

In 2010, the FASB issued ASU 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" requiring us to provide detailed disclosures about the nature of credit risk inherent in our financing receivables, how we analyze that risk in estimating its allowance for credit losses, and the changes in the allowance for credit losses.

We segregate our lease portfolio between TimePayment Corp. and Leasecomm Corp. to perform the calculation and analysis of the allowance for loan losses. Each company consists of a single portfolio segment — microticket equipment. Leases of microticket equipment are made to businesses and individuals and are generally secured by assets of the business or a personal guarantee. Repayment is expected from the cash flows of the business or individual. A weakened economy, and resultant decreased consumer spending, may have an effect on the credit quality in this segment.

Activity in the allowance for credit losses for the years ended December 31, 2011, 2010 and 2009 was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Allowance for Credit Losses: | | | |
| Beginning Balance | $ 13,132 | $ 13,856 | $ 11,722 |
| Charge-offs | (23,163) | (28,435) | (24,181) |
| Recoveries | 4,961 | 4,563 | 4,276 |
| Provision | 18,250 | 23,148 | 22,039 |
| Ending Balance | $ 13,180 | $ 13,132 | $ 13,856 |

*(Tables in thousands, except share and per share data)*

The following table reconciles the activity in the allowance for credit losses by portfolio segment at December 31, 2011 and 2010:

| | 2011 Leasecomm | 2011 TimePayment | 2011 Total | 2010 LeaseComm | 2010 TimePayment | 2010 Total |
|---|---|---|---|---|---|---|
| | Microticket equipment | Microticket equipment | | Microticket equipment | Microticket equipment | |
| Allowance for Credit Losses: | | | | | | |
| Beginning Balance | $ 231 | $ 12,901 | $ 13,132 | $ 381 | $ 13,475 | $ 13,856 |
| Charge-Offs | (726) | (22,437) | (23,163) | (1,123) | (27,312) | (28,435) |
| Recoveries | 1,221 | 3,740 | 4,961 | 1,264 | 3,299 | 4,563 |
| Provisions | (564) | 18,814 | 18,250 | (291) | 23,439 | 23,148 |
| Ending Balance | $ 162 | $ 13,018 | $ 13,180 | $ 231 | $ 12,901 | $ 13,132 |
| Ending Balance: Individually evaluated for impairment | — | — | — | — | — | — |
| Ending Balance: Collectively evaluated for impairment | 162 | 13,018 | 13,180 | 231 | 12,901 | 13,132 |
| Ending Balance: contracts acquired with deteriorated credit quality | — | — | — | — | — | — |
| Financing Receivables: | | | | | | |
| Ending Balance | 376 | 161,410 | 161,786 | 531 | 151,134 | 151,665 |
| Ending Balance: Individually evaluated for impairment | — | — | — | — | — | — |
| Ending Balance: Collectively evaluated for impairment | 376 | 161,410 | 161,786(1) | 531 | 151,134 | 151,665(1) |
| Ending Balance: contracts acquired with deteriorated credit quality | — | — | — | — | — | — |

(1) Total financing receivables include net investment in leases. For purposes of asset quality and allowance calculations, the allowance for credit losses is excluded.

Each period the provision for credit losses in the income statement results from the combination of an estimate by Management of credit losses that occurred during the current period and the ongoing adjustment of prior estimates of losses occurring in prior periods.

To serve as a basis for making this provision, we maintain an internally developed proprietary scoring model that considers several factors including the lessee's bureau reported credit score at lease inception. We also consider other relevant factors including general economic trends, trends in delinquencies and credit losses, static pool analysis of our portfolio, trends in recoveries made on charged off accounts, and other relevant factors which might affect the performance of our portfolio. The combination of historical experience, credit scores, delinquency levels, trends in credit losses, and the review of current factors provide the basis for our analysis of the adequacy of the allowance for credit losses.

We assign internal risk ratings for all lessees and determine the credit worthiness of each lease based upon this internally developed proprietary scoring model. The Leasecomm portfolio is evaluated in total with a reserve of 50% of the outstanding amount greater than 90 days plus 25% of the amount outstanding from 1 to 89 days. The scoring model generates one of nine acceptable risk ratings based upon the credit worthiness of each lease or it rejects the lease application. The scores are assigned at lease inception and these scores are maintained over the lease term regardless of payment performance. To facilitate review and reporting, management aggregates these nine scores into one of three categories with similar risk profiles and delinquency characteristics identified as Gold, Silver or Bronze.

*(Tables in thousands, except share and per share data)*

- Leases assigned a gold rating represent those transactions which exhibit the best risk rating based on our internal credit scores. They are considered of sufficient quality to preclude an otherwise adverse rating. Gold rated leases are typically represented by lessees with high bureau reported credit scores for personal guarantors at lease inception or are supported by established businesses for those transactions which are not personally guaranteed by the lessee.
- Leases assigned a silver rating fall in the middle range of the nine acceptable scores generated by the scoring model. These transactions possess a reasonable amount of risk based on their profile and may exhibit vulnerability to deterioration if adverse factors are encountered. These accounts typically demonstrate adequate coverage but warrant a higher level of monitoring by management to ensure that weaknesses do not advance.
- A bronze rating applies to leases at the lower end of the nine acceptable scores generated by the scoring model whereby the lessee may have difficulty meeting the lease obligation if adverse factors are encountered. Bronze rated transactions typically have lower reported credit scores at lease inception and will typically have other less desirable credit attributes.

The following table presents the aged analysis of past due financing receivables by our internally developed proprietary scoring model in leases as of December 31, 2011:

*Age Analysis of Past Due Financing Receivables*

*As of December 31, 2011*

| | Current | 31 to 60 days Past Due | 61 to 90 days Past Due | Over 90 Days Past Due | Total | Over 90 Days Accruing |
|---|---|---|---|---|---|---|
| Leasecomm: | $ 172 | $ 11 | $ 8 | $ 185 | $ 376 | $ 185 |
| TimePayment Corp. | | | | | | |
| Gold | 49,000 | 1,867 | 658 | 1,968 | 53,493 | 1,968 |
| Silver | 81,185 | 3,070 | 2,642 | 13,475 | 100,372 | 13,475 |
| Bronze | 5,190 | 320 | 228 | 1,807 | 7,545 | 1,807 |
| TimePayment Corp. subtotal | 135,375 | 5,257 | 3,528 | 17,250 | 161,410 | 17,250 |
| Total | $135,547 | $5,268 | $3,536 | $17,435 | $161,786 | $17,435 |
| Percent of Total Financing Receivables | 83.8% | 3.3% | 2.2% | 10.8% | 100.0% | |

(Tables in thousands, except share and per share data)

*Age Analysis of Past Due Financing Receivables*

*As of December 31, 2010*

| | Current | 31 to 60 days Past Due | 61 to 90 days Past Due | Over 90 Days Past Due | Total | Over 90 Days Accruing |
|---|---|---|---|---|---|---|
| LeaseComm: | $ 230 | $ 13 | $ 14 | $ 274 | $ 531 | $ 274 |
| TimePayment Corp. | | | | | | |
| Gold | 42,786 | 1,401 | 418 | 1,714 | 46,319 | 1,714 |
| Silver | 77,758 | 3,171 | 2,849 | 13,668 | 97,446 | 13,668 |
| Bronze | 4,542 | 317 | 339 | 2,171 | 7,369 | 2,171 |
| TimePayment Corp. subtotal | 125,086 | 4,889 | 3,606 | 17,553 | 151,134 | 17,553 |
| Total | $125,316 | $4,902 | $3,620 | $17,827 | $151,665 | $17,827 |
| Percent of Total Financing Receivables | 82.6% | 3.2% | 2.4% | 11.8% | 100.0% | |

A summary of the changes in estimated residual value is as follows:

| | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Estimated residual value, beginning | $21,832 | $19,014 | $15,257 |
| Lease originations | 8,279 | 8,765 | 8,747 |
| Terminations | (6,824) | (5,947) | (4,990) |
| Estimated residual value, ending | $23,287 | $21,832 | $19,014 |

Originations represent the residual value capitalized upon origination of leases and terminations represent the residual value deducted upon the termination of a lease that (i) is bought out during or at the end of the lease term, (ii) has completed its original lease term and converted to an extended rental contract, (iii) has been charged off by us, or (iv) has been returned to us and recorded as inventory.

## D. Property and Equipment

At December 31, 2011 and 2010, our property and equipment consisted of the following:

| | December 31, 2011 | 2010 |
|---|---|---|
| Computer equipment | $ 3,254 | $ 3,996 |
| Office equipment | 307 | 749 |
| Leasehold improvements | 1,161 | 592 |
| Total | 4,722 | 5,337 |
| Less accumulated depreciation and amortization | (2,811) | (4,537) |
| Net | $ 1,911 | $ 800 |

Depreciation and amortization expense on property and equipment totaled $510,000, $615,000 and $429,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Total depreciation and

*(Tables in thousands, except share and per share data)*

amortization expense for property and equipment, service contracts and rental contracts was $3,270,000, $2,212,000 and $1,628,000 for the years ended December 31, 2011, 2010 and 2009, respectively. 2011 additions to Leasehold Improvements includes $790,000 landlord incentives relating to our new Massachusetts and California offices.

## E. Revolving Line of Credit

At December 31, 2011 and 2010, our revolving line of credit consisted of the following:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Revolving line of credit-Sovereign | $62,740 | $62,650 |

On August 2, 2007, we entered into a three-year revolving line of credit with a bank syndicate led by Sovereign Bank ("Sovereign") based on qualified TimePayment lease receivables. The total commitment under the facility was originally $30 million, and was subsequently increased to $60 million in July 2008, to $85 million in February 2009, and most recently to $100 million in connection with a July 28, 2010 amendment. Outstanding borrowings are collateralized by eligible lease contracts and a security interest in all of our other assets. Prior to the July 2010 amendment, outstanding borrowings bore interest at Prime plus 1.75% or at a London Interbank Offered Rate ("LIBOR") plus 3.75%, in each case subject to a minimum rate of 5.00%.

This rate was lowered to Prime plus 1.25% or LIBOR plus 3.25% in July 2010 and to Prime plus 0.75% or LIBOR plus 2.75% in October 2011, in each case, without being subject to any minimum rate. Under the terms of the facility, loans are Prime Rate Loans, unless we elect LIBOR Loans. As a part of the October 2011 amendment, the maturity date of the facility was extended to August 2, 2014. At our option upon maturity, the unpaid principal balance may be converted to a six-month term loan.

At December 31, 2011, $57.0 million of our loans were LIBOR loans and $5.7 million of our loans were Prime Rate Loans. The interest rate on our loans at December 31, 2011 was between 3.13% and 4.0%. The amount available on our revolving line of credit at December 31, 2011 was $37,260,000. The amount available is subject to limitations based on lease eligibility and a borrowing base formula. The revolving line of credit has financial covenants that we must comply with to obtain funding and avoid an event of default. As of December 31, 2011, we were in compliance with all covenants under the revolving line of credit.

## F. Stockholders' Equity

*Warrants*

In 2003 we issued warrants to purchase common stock to our lenders in connection with a waiver of certain covenant defaults and the extension of our loan. As of December 31, 2011 and 2010 there are 93,289 warrants outstanding with an exercise price of $0.825. All warrants expire on September 30, 2014. The warrant holders have certain rights and privileges that provide them with anti-dilution protection in the event that the Company issues stock at a price below the then current market price of the company's common stock.

*Stock Options and Restricted Stock*

The MicroFinancial 2008 Equity Incentive Plan (the "2008 Plan") permits the Compensation and Benefits Committee of our Board of Directors to grant stock options, restricted stock, restricted stock units, shares of common stock without restrictions, and any other right to receive payment from the corporation based in whole or in part on the value of common stock. We reserved 1,000,000 shares of common stock for issuance pursuant to

*(Tables in thousands, except share and per share data)*

the 2008 Plan. All employees and directors of the Corporation or any of its affiliates are eligible to receive awards under the 2008 Plan. For purposes of calculating the shares remaining for grant under the 2008 Plan, grants of stock options or stock appreciation rights to any participant will reduce that reserve by one share for each share subject to the option or the settled portion of the stock appreciation right. Grants of restricted stock, restricted stock units and any other "full share" award will reduce the reserve by three shares for each share of common stock subject to the award, in the case of awards to employees, or by one share for each share of common stock subject to the award, in the case of awards to non-employee directors. Stock options under the 2008 Plan may be incentive stock options or nonstatutory stock options. The maximum cumulative number of shares available for grants of incentive stock options under the Plan is 1,000,000 shares. The committee determines the term of the option, including the amount, exercise price, vesting schedule and term, which may not exceed ten years. The per share exercise price of the option may not be less than 100% of the fair market value of the common stock on the grant date. No stock option granted to an employee under the 2008 Plan shall become fully vested within one year of grant date and no restricted stock or other awards made to an employee without any performance-based criteria other than the employee's continued service will have a restricted period of less than one year. We may not in any fiscal year grant to any participant options or other awards covering more than 200,000 shares.

On February 4, 2004, a new non-employee director was granted 25,000 shares of restricted stock with a fair value of $3.17 per share. On August 15, 2006, a second new non-employee director was granted 25,000 shares of restricted stock with a fair value of $3.35 per share. In each case, the restricted stock vested 20% upon grant, and vested 5% on the first day of each quarter after the grant date. As vesting occurred, compensation expense was recognized. The following table summarizes non-employee directors' non-vested restricted stock activity:

| | Number of Shares | Amortized Compensation Expense |
|---|---|---|
| Non-vested at December 31, 2008 | 8,750 | |
| Granted | — | |
| Vested | (5,000) | $14 |
| Non-vested at December 31, 2009 | 3,750 | |
| Granted | — | |
| Vested | (3,750) | $10 |
| Non-vested at December 31, 2010 | — | |
| Granted | — | |
| Vested | — | |
| Non-vested at December 31, 2011 | — | |

The final unvested portion of these grants vested on the first day of our third fiscal quarter of 2010. As of December 31, 2011 and 2010, there are no unvested restricted shares under these grants.

In February 2011, we granted our non-employee directors a total of 51,642 shares of stock with a fair value of $4.11 per share in accordance with our directors' compensation policy. The total 2011 expense related to the grant of these shares was $212,000. These shares were fully vested on the date of issuance.

In July 2011, we granted our non-employee directors a total of 25,632 shares of stock with a fair value of $5.54 per share in accordance with our directors' compensation policy. The total 2011 expense related to the grant of these shares was $142,000. These shares were fully vested on the date of issuance.

During the year ended December 31, 2011, 33,044 shares of restricted stock units were granted. The restricted stock units were valued at the date of grant using a fair value of $4.11 per share. The restricted stock

*(Tables in thousands, except share and per share data)*

units vest over five years beginning on the second anniversary of the grant date. As of December 31, 2011 we had approximately $111,000 of total unrecognized costs related to these options. The remaining cost is expected to be recognized over a period of 4 years. The total 2011 expense related to these restricted stock units was $25,000.

In July 2010, we granted our non-employee directors a total of 34,425 shares of stock with a fair value of $3.66 per share in accordance with our directors' compensation policy. The total 2010 expense related to the grant of these shares was $126,000. These shares were fully vested on the date of issuance.

In February 2010, we granted our non-employee directors a total of 53,844 shares of stock with a fair value of $3.15 per share in accordance with our directors' compensation policy. The total 2010 expense related to the grant of these shares was $169,000. These shares were fully vested on the date of issuance.

During the year ended December 31, 2010, 33,518 shares of restricted stock units were granted. The restricted stock units were valued at the date of grant using a fair value of $3.15 per share. The restricted stock units vest over five years beginning on the second anniversary of the grant date. As of December 31, 2011 we had approximately $65,000 of total unrecognized costs related to these options. The remaining cost is expected to be recognized over a period of 3 years. The total 2011 and 2010 expense related to these restricted stock units was $21,000 and $19,000 respectively.

In July 2009, we granted our non-employee directors a total of 30,634 shares of stock with a fair value of $3.46 per share in accordance with our directors' compensation policy. The total 2009 expense related to the grant of these shares was $107,000. These shares were fully vested on the date of issuance.

In February 2009, we granted our non-employee directors a total of 100,435 shares of stock with a fair value of $2.30 per share in accordance with our directors' compensation policy. The total 2009 expense related to the grant of these shares was $231,000. These shares were fully vested on the date of issuance.

During the year ended December 31, 2009, 321,058 options were granted with an exercise price of $2.30 per share. The fair value of these awards was $0.55 per share. The options were valued at the date of grant using the following assumptions: expected life in years of 6.50, annualized volatility of 55.54%, expected dividend yield of 8.70%, and a risk–free interest rate of 2.28%. The options vest over five years beginning on the second anniversary of the grant date. As of December 31, 2011 we had approximately $60,000 of total unrecognized costs related to these options. The remaining cost is expected to be recognized over a period of 2 years. The total 2011, 2010 and 2009 expense related to these options was $29,000, $29,000 and $27,000 respectively.

During the year ended December 31, 2008, 176,879 options were granted with an exercise price of $5.85 per share. The fair value of these awards was $1.78 per share. The options were valued at the date of grant using the following assumptions: expected life in years of 6.25, annualized volatility of 41.30%, expected dividend yield of 3.70%, and a risk–free interest rate of 2.66%. The options vest over five years beginning on the second anniversary of the grant date. As of December 31, 2011 we had approximately $55,000 of total unrecognized costs related to these options. The remaining cost is expected to be recognized over a period of 1 year. The total 2011, 2010 and 2009 expense related to the grant was $51,000, $51,000 and $39,000 respectively.

In February 2007, we granted ten year options to our executive officers to purchase 40,188 shares of common stock at an exercise price of $5.77 per share. The options were valued at the date of grant using the following assumptions: expected life in years of 7.00, annualized volatility of 43.62%, expected dividend yield of 3.47%, and a risk–free interest rate of 4.62% The options vest on the fifth anniversary of their grant. The total 2011, 2010 and 2009 expense related to these options was $14,000, $13,000 and $7,000 respectively.

*(Tables in thousands, except share and per share data)*

The following table summarizes restricted stock activity for the years ended December 31, 2011, 2010 and 2009:

| | Restricted Stock Units Number of Shares |
|---|---|
| Non-vested at December 31, 2008 | — |
| Granted | — |
| Vested | — |
| Non-vested at December 31, 2009 | — |
| Granted | 33,518 |
| Vested | — |
| Non-vested at December 31, 2010 | 33,518 |
| Granted | 33,044 |
| Vested | — |
| Non-vested at December 31, 2011 | 66,562 |

The following summarizes stock option activity for the years ended December 31, 2011, 2010 and 2009:

| | Shares | Price Per Share | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at December 31, 2008 | 1,442,067 | $1.585 to $13.544 | $ 8.78 |
| Granted | 321,058 | $2.30 | $ 2.30 |
| Expired | (400,000) | $12.31 to $13.544 | $ 8.78 |
| Forfeited | (105,097) | $2.30 to $5.85 | $ 3.74 |
| Outstanding at December 31, 2009 | 1,258,028 | $1.585 to $13.10 | $ 6.38 |
| Granted | — | $— | $ — |
| Expired | (350,000) | $9.78 | $ 9.78 |
| Outstanding at December 31, 2010 | 908,028 | $1.585 to 13.10 | $ 5.07 |
| Granted | — | $— | $ — |
| Expired | (90,000) | $13.10 | $13.10 |
| Outstanding at December 31, 2011 | 818,028 | $1.585 to 6.70 | $ 4.19 |

The options granted prior to and including 2007 vest over five years based solely on service and are exercisable only after they become vested. At December 31, 2011, 2010 and 2009, 520,872, 510,596 and 825,000, respectively, of the outstanding options were fully vested.

*(Tables in thousands, except share and per share data)*

Information relating to our outstanding stock options at December 31, 2011 is as follows:

| | Outstanding | | | Exercisable | | |
|---|---|---|---|---|---|---|
| **Exercise Price** | **Shares** | **Weighted-Average Life (Years)** | **Intrinsic Value** | **Weighted-Average Exercise Price** | **Shares** | **Intrinsic Value** |
| $6.70 | 235,000 | 0.16 | $ — | $6.70 | 235,000 | $ — |
| 1.59 | 150,000 | 0.91 | 635 | 1.59 | 150,000 | 635 |
| 5.77 | 31,923 | 5.17 | 2 | 5.77 | — | — |
| 5.85 | 142,382 | 6.08 | — | 5.85 | 71,191 | — |
| 2.30 | 258,723 | 7.17 | 911 | 2.30 | 64,681 | 228 |
| | 818,028 | 3.74 | $1,548 | 4.56 | 520,872 | $863 |

We estimate the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of topic ASC Topic 718 and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107 Share Based Payments. Key input assumptions used to estimate the fair value of stock options include the expected option term, volatility of the stock, the risk-free interest rate and the dividend yield.

The expected life represents the average period of time that the options are expected to be outstanding given consideration to vesting schedules; annualized volatility is based on historical volatilities of our common stock; dividend yield represents the current dividend yield expressed as a constant percentage of our stock price and the risk-free interest rate is based on the U.S. Treasury yield curve in effect on the measurement date for periods corresponding to the expected life of the option.

*Common Stock Reserved*

At December 31, 2011, 818,028 shares of common stock were reserved for common stock option exercises. At December 31, 2010, 908,028 shares of common stock were reserved for common stock option exercises. At December 31, 2009, 1,258,028 shares of common stock were reserved for common stock option exercises. At December 31, 2011, 2010, and 2009, 214,250, 390,656 and 579,479 shares of common stock, respectively, were available for future grants under our 2008 Equity Incentive Plan.

We reserved shares of common stock at December 31, 2011 as follows:

| | |
|---|---|
| Warrants | 93,289 |
| Stock options | 818,028 |
| Restricted stock units | 66,562 |
| Reserved for future grants under 2008 Equity Incentive Plan | 214,250 |
| Total | 1,192,129 |

*Repurchases*

During the year ended December 31, 2011 we repurchased and retired 51,883 shares of our common stock under our stock buyback program announced on August 10, 2010 at an average price paid per share of $4.61. The total cost of these shares purchased in 2011 $239,000. During the year ended December 31, 2010 we repurchased and retired 34,412 shares of our common stock under this stock buyback program at an average price paid per share of $4.06. The total cost of these shares purchased in 2010 was $139,000.

*(Tables in thousands, except share and per share data)*

## G. Income Taxes

The provision for income taxes consists of the following:

| | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 789 | $ 76 | $ — |
| State | 1,133 | 444 | 764 |
| | 1,922 | 520 | 764 |
| Deferred: | | | |
| Federal | 3,994 | 2,816 | 1,699 |
| State | (288) | (52) | (232) |
| | 3,706 | 2,764 | 1,467 |
| Total | $5,628 | $3,284 | $2,231 |

At December 31, 2011 and 2010, the components of the net deferred tax liability were as follows:

| | 2011 | 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for credit losses | $ 5,272 | $ 5,253 |
| Depreciation and amortization | 24,312 | 19,709 |
| Federal alternative minimum tax credit | 234 | 884 |
| Federal NOL carryforward | — | 4,580 |
| State NOL and other state attributes | 469 | 3,524 |
| State valuation allowance | (369) | (384) |
| Total deferred tax assets | 29,918 | 33,566 |
| Deferred tax liabilities: | | |
| Lease receivable and unearned income | (31,686) | (32,206) |
| Residual value | (9,315) | (8,733) |
| Initial direct costs | (250) | (254) |
| Total deferred tax liabilities | (41,251) | (41,193) |
| Net deferred tax liability | $(11,333) | $ (7,627) |

At December 31, 2011, we had no federal net operating loss carry-forwards to be used to offset future income. At December 31, 2011, we had state net operating loss carry-forwards of $6.8 million which may be used to offset future income. The state NOL's have restrictions and expire in approximately one to twenty years. We recorded a valuation allowance against some of our state net operating losses as it is unlikely that these deferred tax assets will be fully realized.

*(Tables in thousands, except share and per share data)*

The following is reconciliation between the effective income tax rate and the applicable statutory federal income tax rate:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Federal statutory rate | 35.00% | 35.00% | 35.00% |
| State income taxes, net of federal benefit | 3.03 | 7.10 | 7.43 |
| State valuation allowance | (0.07) | (4.27) | (3.48) |
| Reversal of state income tax reserve | — | — | (4.33) |
| Nondeductible expenses and other | 0.54 | 0.44 | 0.47 |
| Effective income tax rate | 38.50% | 38.27% | 35.09% |

The calculation of our tax liabilities involves dealing with estimates in the application of complex tax regulations in a multitude of jurisdictions. We record liabilities for estimated tax obligations for federal and state purposes. For the years ended December 31, 2011, 2010 and 2009, the nondeductible expenses and other tax rate of 0.54%, 0.44% and 0.47% respectively, includes certain non-deductible stock-based compensation.

*Uncertain Tax Positions*

As of December 31, 2011, we had a liability of $17,000 and a liability of $4,000 for accrued interest and penalties, respectively, related to various state income tax matters. Of these amounts, approximately $10,000 would impact our effective tax rate after a $4,000 federal tax benefit for state income taxes. As of December 31, 2010, we had a liability of $15,000 and a liability of $6,000 for accrued interest and penalties, respectively, related to various state income tax matters. Of these amounts, approximately $14,000 would impact our effective tax rate after a $7,000 federal tax benefit for state income taxes. As of December 31, 2009 we had a liability of $32,000 and a liability of $8,000 for accrued interest and penalties, respectively, related to various state income tax matters. Of these amounts, approximately $26,000 would impact our effective tax rate after a $14,000 federal tax benefit for state income taxes. It is reasonably possible that the total amount of unrecognized tax benefits may change significantly within the next 12 months; however at this time we are unable to estimate the change.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| Balance at January 1, 2009 | $ 445 |
| Additions for tax positions related to current year | 40 |
| Reductions for tax positions as a result of: | — |
| Lapse of statute of limitations | (445) |
| Balance at December 31, 2009 | 40 |
| Additions for tax positions related to current year | — |
| Reductions for tax positions as a result of: | — |
| Lapse of statute of limitations | (19) |
| Balance at December 31, 2010 | $ 21 |
| Additions for tax positions related to current year | 21 |
| Reductions for tax positions as a result of: | — |
| Closed examinations | (21) |
| Balance at December 31, 2011 | $ 21 |

*(Tables in thousands, except share and per share data)*

Our federal income tax returns are subject to examination for tax years ended on or after December 31, 2008 and our state income tax returns are subject to examination for tax years ended on or after December 31, 2007.

## H. Commitments and Contingencies

*Operating Leases*

On September 20, 2010 we entered into an office lease agreement for approximately 23,834 square feet of office space located at 16 New England Executive Park in Burlington, Massachusetts 01803. We moved our corporate headquarters to the premises in January 2011. The lease for our facility in Burlington, Massachusetts expires in 2017.

On March 25, 2011 we entered into an office lease agreement for approximately 2,267 square feet of office space located at 2801 Townsgate Road, Thousand Oaks, CA 91361. This lease expires in 2014.

In connection with these two lease agreements we received landlord incentives for build out expenses incurred. The incentive or allowance is recorded as deferred rent and amortized as a reduction to lease expense over the initial lease terms.

At December 31, 2011, future minimum lease payments under non-cancelable operating leases are:

| For the years ended December 31, | |
|---|---|
| 2012 | $ 717 |
| 2013 | 722 |
| 2014 | 638 |
| 2015 | 595 |
| 2016 | 607 |
| Thereafter | 980 |
| Total | $4,259 |

Rental expense under operating leases totaled $610,000, $318,000 and $303,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

*Capital Leases*

At December 31, 2011 future minimum lease payments under our capital leases are $1,000.

*Legal Matters*

We are involved from time to time in litigation incidental to the conduct of our business. Although we do not expect that the outcome of any of these matters, individually or collectively, will have a material adverse effect on our financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect our operating results or cash flows in a particular period. We routinely assess all of our litigation and threatened litigation as to the probability of ultimately incurring a liability, and record our best estimate of the ultimate loss in situations where we assess the likelihood of loss as probable.

*Lease Commitments*

We accept lease applications on a daily basis and, as a result, we have a pipeline of applications that have been approved, where a lease has not been originated. Our commitment to lend does not become binding until all

*(Tables in thousands, except share and per share data)*

of the steps in the origination process have been completed, including the receipt of the lease, supporting documentation and verification with the lessee. Since we fund on the same day a lease is verified, we have no outstanding commitments to lend.

## I. Employee Benefit Plan

We have a defined contribution plan under Section 401(k) of the Internal Revenue Code to provide retirement and profit sharing benefits covering substantially all full-time employees. Employees are eligible to contribute up to 100% of their gross salary until they reach the maximum annual contribution amount allowed under the Internal Revenue Code. We match $0.50 for every $1.00 contributed by an employee up to 6% of the employee's salary; the maximum match is 3%. Vesting of our contributions is over a five-year period at 20% per year. Our payments on behalf of the defined contribution plan were $96,000, $96,000 and $100,000 in the years ended December 31, 2011, 2010, and 2009 respectively.

## J. Concentration of Credit Risk

Our financial instruments that are exposed to concentration of credit risk consist primarily of lease and rental receivables and cash and cash equivalent balances. To reduce our risk, credit policies are in place for approving leases and the lease pools are monitored by us. In addition, cash and cash equivalents are maintained at high-quality financial institutions.

Financial instruments that subject us to concentrations of credit risk principally consist of cash equivalents and deposits in bank accounts. We deposit our cash and invest in short-term investments primarily through a national commercial bank. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage.

During the year ended December 31, 2011, 2010 and 2009 our top dealer accounted for 3.3%, 3.2% and 3.6% respectively of all leases originated.

We service leases and rental contracts in all 50 states of the United States and its territories. As of December 31, 2011, leases in California, Florida, Texas and New York accounted for approximately 11%, 13%, 8%, and 9%, respectively, of the total portfolio. As of December 31, 2010, leases in California, Florida, Texas and New York accounted for approximately 11%, 13%, 8%, and 8%, respectively, of the total portfolio. No other states accounted for more than 5% of the total portfolio as of the end of any of the years 2011 or 2010.

## K. Subsequent Events

On January 31, 2012, we declared a dividend of $0.06 per share payable on February 15, 2012 to shareholders of record of MicroFinancial Incorporated stock on February 10, 2012.

We have evaluated all events or transactions that occurred through the date on which we issued these financial statements. During this period, we did not have any material subsequent events that impacted our consolidated financial statements other than the declaration of dividends.